Exhibit 10.1

EXECUTION VERSION

EQUITY PURCHASE AGREEMENT

BY AND BETWEEN

ROGERS COMMUNICATIONS INC.,

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

AND

PRIMUS TELECOMMUNICATIONS CANADA INC.

DATED AS OF

April 17, 2013

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

-iii-

INDEX OF EXHIBITS

Exhibit A	Form of Transition Services Agreement

Exhibit B	Form of Escrow Agreement

Exhibit C	Form of License Agreement

Exhibit D	Form of Commercial Agreements

Exhibit E	Form of Addendum to the Asset Purchase Agreement

-iv-

INDEX OF DEFINED TERMS

Term	Reference

Adjustment Amount	Section 1.4(e)
Adjustment Amount Deliverables	Section 1.4(b)
Affiliate	Section 10.2(a)
Affiliate Indemnified Party	Section 5.11(a)
Agreement	Preamble
Alternative Proposal	Section 5.14(b)
Balance Sheet	Section 3.5(a)
Business	Section 10.2(a)
business day	Section 10.2(a)
Cash and Cash Equivalents	Section 10.2(a)
Closing	Section 2.1
Closing Balance Sheet	Section 1.4(a)
Closing Date	Section 2.1
Closing Working Capital	Section 10.2(a)
Code	Section 10.2(a)
Commercial Agreements	Section 2.2(f)
Company	Recitals
Company Approvals	Section 3.3(b)
Company Plan	Section 3.12(a)
Company Plans	Section 3.12(a)
Competing Business	Section 5.13
Confidentiality Agreement	Section 5.4(a)
Continuing Employee	Section 5.15(a)
Contract	Section 10.2(a)
control	Section 10.2(a)
Current Representation	Section 5.12
Damages	Section 9.2(a)
Direct Claim	Section 9.4(c)
Disclosure Schedule	Article III
Employee	Section 3.12(a)
Encumbrances	Section 10.2(a)
Environmental Law	Section 3.11(b)
Equity Interests	Recitals
Escrow Account	Section 1.2(b)(i)
Escrow Agent	Section 1.2(b)(i)
Escrow Agreement	Section 10.2(a)
Escrow Amount	Section 1.2(b)(i)
Escrow Release Date	Section 10.2(a)
Estimated Adjustment Amounts	Section 1.3
Estimated Closing Balance Sheet	Section 1.3
Estimated Closing Working Capital	Section 1.3
Estimated Net Closing Date Cash	Section 1.3
Exchange Act	Section 3.3(b)
Final Purchase Price	Section 1.4(f)

-v-

INDEX OF DEFINED TERMS

(continued)

Term	Reference

Financial Statements	Section 3.5(a)
Fundamental Representations	Section 9.1
GAAP	Section 10.2(a)
Governmental Authority	Section 10.2(a)
Historical Summary Financial Information	Section 3.5(a)
Governmental Order	Section 10.2(a)
Hazardous Substance	Section 3.11(b)
Indebtedness	Section 10.2(a)
Indemnified Party	Section 9.4(a)
Indemnifying Party	Section 9.4(a)
Indemnity Deductible	Section 9.3(b)
Independent Accountant	Section 1.4(d)
Intellectual Property	Section 3.8(e)
Investment Canada Act	Section 10.2(a)
Key Assets	Section 10.2(a)
knowledge	Section 10.2(a)
Labor Laws	Section 3.15
Law	Section 10.2(a)
Lease	Section 3.14
Leased Real Property	Section 3.14
License Agreement	Section 2.2(e)
Made Available	Section 10.2(a)
Material Adverse Effect	Section 10.2(a)
Material Contracts	Section 3.13(a)
Net Closing Date Cash	Section 10.2(a)
Parent	Preamble
Permit	Section 10.2(a)
Permitted Encumbrances	Section 10.2(a)
Person	Section 10.2(a)
Post Closing Representation	Section 5.12
Post Closing Straddle Period	Section 7.1(b)
Pre Closing Straddle Period	Section 7.1(b)
Pre Closing Tax Period	Section 10.2(a)
Privilege Period	Section 7.1(b)
Purchase Price	Section 1.2(a)
Purchaser	Preamble
Purchaser Indemnified Party	Section 9.2(a)
Purchaser Material Adverse Effect	Section 10.2(a)
Restricted Parties	Section 5.16
Securities Act	Section 10.2(a)
Seller	Preamble
Seller Indemnifying Parties	Section 9.2(a)
Seller Plan	Section 3.12(b)
Seller Plans	Section 3.12(b)

-vi-

INDEX OF DEFINED TERMS

(continued)

Term	Reference

Statement of Operations	Section 3.5(a)
Straddle Period	Section 7.1(b)
Subsidiary	Section 10.2(a)
Successor	Section 10.6
Tax Claim	Section 7.3(c)
Tax Return	Section 10.2(a)
Taxes	Section 10.2(a)
Taxing Authority	Section 10.2(a)
Third Party Claim	Section 10.2(a)
Transaction Expenses	Section 10.2(a)
Transition Services Agreement	Section 2.2(d)

-vii-

EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT (this “Agreement”) is made this 17th day of April, 2013, by and among Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia, Canada (the “Purchaser”), Primus Telecommunications Group, Incorporated, a Delaware corporation (“Parent”), and Primus Telecommunications Canada Inc., a corporation organized under the laws of the Province of Ontario, Canada (the “Seller”).

WHEREAS, BLACKIRON Data ULC, an unlimited liability company organized under the laws of the Province of British Columbia, Canada (the “Company”), is a direct wholly owned Subsidiary of the Seller;

WHEREAS, the Company owns or has licenses or leases to use the assets, rights, obligations and liabilities comprising the Business; and

WHEREAS, upon the terms and subject to the conditions contained in this Agreement, the Purchaser desires to acquire from the Seller all of the issued and outstanding shares of capital stock and other equity interests of the Company (collectively, the “Equity Interests”), and the Seller desires to sell to the Purchaser all of the Equity Interests.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF EQUITY INTERESTS

1.1 Purchase and Sale of Equity Interests. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall acquire, all of the Equity Interests, free and clear of all Encumbrances (other than restrictions on transfer of securities under applicable securities Laws).

1.2 Purchase Price.

(a) The aggregate consideration to be paid by the Purchaser to the Seller at the Closing in respect of the Equity Interests (the “Purchase Price”) shall equal the sum of:

(i) C$200,000,000 (two hundred million Canadian dollars);

(ii) plus the amount, if any, by which Estimated Closing Working Capital exceeds Target Working Capital, or less the amount, if any, by which the Target Working Capital exceeds the Estimated Working Capital;

(iii) plus the Estimated Net Closing Date Cash.

(b) At the Closing, the Purchaser shall disburse the Purchase Price as follows:

(i) deposit into an escrow account (the “Escrow Account”) with JPMorgan Chase Bank, National Association (the “Escrow Agent”) a portion of the Purchase Price equal to the U.S. dollar equivalent of C$20,000,000 (the “Escrow Amount”); which Escrow Amount shall be held and disbursed by the Escrow Agent in accordance with the terms and provisions of the Escrow Agreement; and

(ii) pay the remaining amount of the Purchase Price in cash to an account specified in writing by the Seller to the Purchaser at least five (5) Business Days prior to the Closing Date.

1.3 Adjustment Amount and Payment. The Parent and the Seller have prepared and delivered to the Purchaser (i) an estimated balance sheet of the Company as of the opening of business on the Closing Date (the “Estimated Closing Balance Sheet”), such Estimated Closing Balance Sheet to be prepared in good faith and on the same basis and applying the same accounting principles, policies and practices that were used in preparing the Balance Sheet, (ii) a good faith estimate of the Closing Working Capital as of the opening of business on the Closing Date (the “Estimated Closing Working Capital”), and (iii) a good faith estimate of the Net Closing Date Cash of the Company as of the opening of business on the Closing Date (“Estimated Net Closing Date Cash” and, together with the Estimated Closing Balance Sheet, the Estimated Closing Working Capital and the Estimated Net Closing Date Cash, the “Estimated Adjustment Amounts”); provided that each of the items in clauses (i) through (iii) shall be accompanied by reasonably detailed calculations and shall, where applicable, be derived from and calculated in a manner consistent with the Balance Sheet. The Seller has delivered to the Purchaser copies of the records and working papers used in the calculation of each of the Estimated Closing Balance Sheet and the Estimated Adjustment Amounts, and the Seller and its representatives have discussed with the Purchaser and its representatives the Estimated Adjustment Amounts, the Estimated Closing Balance Sheet, the calculations thereof and the records and working papers related thereto.

1.4 Adjustment Procedure.

(a) The Purchaser shall prepare a balance sheet of the Company as of the opening of business on the Closing Date (the “Closing Balance Sheet”), such Closing Balance Sheet to be prepared on the same basis and applying the same accounting principles, policies and practices that were used in preparing the Balance Sheet.

(b) The Purchaser shall then determine (i) the Closing Working Capital as of the opening of business on the Closing Date; and (ii) the Net Closing Date Cash as of the opening of business on the Closing Date; each of which shall be accompanied by reasonably detailed calculations and shall, where applicable, be derived from and calculated in a manner consistent with the Closing Balance Sheet (and each of which, along with the deliverables under paragraph (a) shall be referred to collectively as the “Adjustment Amount Deliverables”). The Purchaser shall deliver the Adjustment Amount Deliverables, together with supporting documentation evidencing the calculation thereof, to the Seller within sixty (60) days following the Closing Date.

(c) If within thirty (30) days following delivery of the Adjustment Amount Deliverables, the Seller have not given the Purchaser written notice of their objection that the determination of one or more of the Adjustment Amount Deliverables (i) contains mathematical errors, (ii) with respect to the Closing Balance Sheet, has not been prepared on the same basis and applying the same accounting principles, policies and practices that were used in preparing the Balance Sheet, (iii) have not been calculated using the same methodology as was used to calculate the applicable Estimated Adjustment Amount or (iv) otherwise not derived from and calculated in a manner consistent with the Closing Balance Sheet, then the Adjustment Amount Deliverables, each as calculated by the Purchaser, shall be binding and conclusive on the parties and shall be used in computing the Adjustment Amount. The Seller shall not challenge the amounts set forth in the Adjustment Amount Deliverables on any basis other than as set forth in clauses (i) through (iv) of the preceding sentence.

(d) If the Seller duly gives the Purchaser such notice of objection which notice shall specify in reasonable detail each disputed item, the amount in dispute and the reasons supporting the Seller’s positions, and if the Purchaser and the Seller fail, after negotiating in good faith, to resolve the issues outstanding with respect to the Adjustment Amount Deliverables within thirty (30) days of the Purchaser’s receipt of the Seller’s objection notice, the Seller and the Purchaser shall submit the issues remaining in dispute to Ernst & Young LLP for resolution, or if that firm is unwilling or unable to serve, the Purchaser and the Seller will engage another mutually agreeable independent accounting firm of recognized national standing, which firm is not the regular auditing firm of the Purchaser or the Parent. If the Purchaser and the Seller are unable to jointly select such independent accounting firm within ten (10) days after such 30-day period, the Purchaser, on the one hand, and the Seller, on the other hand, will each select an independent accounting firm of recognized national standing and such selected accounting firms will select a third independent accounting firm of recognized national standing, which firm is not the regular auditing firm of the Purchaser or the Parent; provided, however, that if either the Purchaser, on the one hand, or the Seller, on the other hand, fails to select such independent accounting firm during this 10-day period, then the parties agree that the independent accounting firm selected by the other party will be the independent accounting firm selected by the parties for purposes of this Section 1.4 (such selected independent accounting firm, whether pursuant to this sentence or the preceding sentence, the “Independent Accountant”). If issues are submitted to the Independent Accountant for resolution, (i) the Seller and the Purchaser shall furnish or cause to be furnished to the Independent Accountant such work papers and other documents and information relating to the disputed issues as the Independent Accountant may reasonably request and are available to that party or its agents and shall be afforded the opportunity to present to the Independent Accountant any material relating to the disputed issues and to discuss the issues with the Independent Accountant, (ii) the determination by the Independent Accountant, as set forth in a notice to be delivered to both the Seller and the Purchaser within sixty (60) days of the submission to the Independent Accountant of the issues remaining in dispute, shall be final, binding and conclusive on the parties, absent manifest error, and shall be used in the determination of the Adjustment Amount, and (iii) the fees and expenses of the Independent Accountant shall be shared by the Purchaser and the Seller in inverse proportion to the relative amounts of the disputed amount determined to be for the account of the Purchaser and the Seller, respectively.

(e) The “Adjustment Amount” (which may be, and the components of which may be, a positive or negative number) shall be equal to the sum of (i) the amount determined by subtracting the Closing Working Capital from the Estimated Working Capital and (ii) the amount determined by subtracting the Net Closing Date Cash from the Estimated Net Closing Date Cash. If the Adjustment Amount is a positive number, the Adjustment Amount shall be paid from the Escrow Account by wire transfer by the Escrow Agent to an account specified by the Purchaser. If the Adjustment Amount is a negative number, the Adjustment Amount shall be paid by wire transfer by the Purchaser to an account specified by the Seller. Within three (3) Business Days after the determination of the Closing Working Capital and Net Closing Date Cash becomes binding and conclusive on the parties pursuant to this Section 1.4, the Seller or the Purchaser, as the case may be, shall make the wire transfer payment provided for in this Section 1.4(e).

(f) The Purchase Price shall be decreased, dollar for dollar, by any Adjustment Amount paid to the Purchaser pursuant Section 1.4(e) or increased, dollar for dollar, by the absolute value of any Adjustment Amount paid to the Seller pursuant to Section 1.4(e) and, as so decreased or increased, shall be referred to herein as the “Final Purchase Price”.

(g) To the extent any Damages are included on the Closing Balance Sheet as a specific reserve or is otherwise reflected on the Closing Balance Sheet, no Purchaser Indemnified Party will have a right to indemnification for such Damages and/or to payment of such Damages as an additional amount to the Adjustment Amount paid on the date required by Section 1.4(e). Any payment made pursuant to this Section 1.4 will be treated by the parties for all purposes as an adjustment to the Final Purchase Price and will not be subject to offset for any reason.

ARTICLE II

CLOSING; CLOSING DELIVERIES

2.1 Closing Date. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place as promptly as practicable, but in no event more than two (2) business days following the satisfaction and/or waiver of all conditions to Closing set forth in Article VI (other than those conditions that by their nature have to be satisfied at Closing (but subject to the satisfaction and/or waiver of those conditions)), at the offices of Torys LLP, 79 Wellington Street West, Suite 3000,

Toronto, Ontario M5K 1N2, or at such other place and time as the parties may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date,” and except as otherwise expressly provided herein, the Closing shall for all purposes be deemed effective as of the close of business on the Closing Date. All documents delivered and actions taken at the Closing shall be deemed to have been delivered or taken simultaneously, and no such delivery or action shall be considered effective or complete unless or until all other such deliveries and actions are completed or waived in writing by the party against whom such waiver is sought to be enforced. Notwithstanding anything in this Agreement to the contrary, Purchaser, Seller and Parent agree that the Closing occurred as of the date and time of execution of this Agreement.

2.2 Deliveries by the Seller. At the Closing, the Seller shall deliver, or cause to be delivered, the following to the Purchaser:

(a) copies, certified by a duly authorized officer of the Parent, of the resolutions of its board of directors authorizing its and the Seller’s execution, delivery and performance of this Agreement and the other agreements and instruments to be executed and delivered by it and the Seller pursuant to this Agreement;

(b) a certificate of the Secretary or an Assistant Secretary of the Parent certifying the names and signatures of the officers of the Parent and the Seller authorized to sign this Agreement and the other documents to be delivered hereunder;

(c) a counterpart of the Escrow Agreement, duly executed by the Seller;

(d) a counterpart of the Transition Services Agreement substantially in the form attached hereto as Exhibit A (the “Transition Services Agreement”), duly executed by the Seller;

(e) a counterpart of the Information Systems License Agreement substantially in the form attached hereto as Exhibit C (the “License Agreement”), duly executed by the Seller and the Company;

(f) counterparts of the Commercial Agreements substantially in the forms attached hereto as Exhibit D (the “Commercial Agreements”), duly executed by the Seller and the Company;

(g) the resignations contemplated by Section 6.2(c);

(h) a certificate of good standing (or equivalent certificate thereto) with respect to the Parent and the Seller, dated as of a recent date prior to the Closing Date; and

(i) all other certificates, instruments and documents to be delivered by the Parent or the Seller pursuant to this Agreement.

2.3 Deliveries by Purchaser. At the Closing, the Purchaser shall deliver, or shall cause to be delivered, the following:

(a) payment of the amounts contemplated by Section 1.2;

(b) a counterpart of the Escrow Agreement duly executed by the Purchaser;

(c) a counterpart of the Transition Services Agreement, duly executed by the Purchaser;

(d) copies, certified by a duly authorized officer of the Purchaser, of the resolutions of its board of directors authorizing the Purchaser’s execution, delivery and performance of this Agreement and the other agreements and instruments to be executed and delivered by the Purchaser pursuant to this Agreement;

(e) all other certificates, instruments and documents to be delivered by the Purchaser pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE SELLER

The Parent and the Seller jointly and severally represents and warrants to the Purchaser that, as of the date hereof (unless stated to be correct at a particular date) and as of the Closing Date (unless stated to be correct at a particular date), except as set forth on the disclosure schedule delivered by the Seller to the Purchaser concurrently herewith (the “Disclosure Schedule”) (it being understood that any matter set forth on the Disclosure Schedule shall be deemed disclosed with respect to all sections and subsections of this Article III to which such matter would reasonably be expected to be relevant or to which it is readily apparent from the face of the disclosure that such matter would be applicable, whether or not a specific cross reference appears):

3.1 Corporate Status. The Company is a legal entity duly organized, validly existing and in good standing under the Laws of British Columbia and has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership or leasing of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, or to have such power or authority, would not have, individually or in the aggregate, a Material Adverse Effect. The Parent and the Seller have Made Available to the Purchaser prior to the date of this Agreement true and complete copies of the organizational documents of the Company as amended through the date hereof. The Company is not in violation of its organizational documents in any material respect.

3.2 Authority. Each of the Parent, the Seller and the Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements, as applicable, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Parent and the Seller of this Agreement, and by the Seller and the Company of the Ancillary Agreements, as applicable, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate or similar organizational action on the part of the Parent, the Seller and the Company, and no other corporate or similar organizational proceedings on the part of the Parent, the Seller or the Company are necessary to authorize the execution, delivery and performance by the Parent and the Seller of this Agreement, or by the Seller and the Company of the Ancillary Agreements, or to consummate the transactions contemplated hereby or thereby. This Agreement has been, and the Ancillary Agreements will be, duly executed and delivered by the Parent, the Seller and the Company, as applicable, and, assuming due authorization and delivery by the Purchaser, this Agreement constitutes, and, assuming due authorization and delivery by the counterparties thereto that are not Affiliates of Parent, the Ancillary Agreement will constitute, a valid and binding obligation of the Parent, the Seller and the Company, as applicable, enforceable against the Parent, the Seller and the Company in accordance with their terms, except that such enforcement may be subject to (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (b) general principles of equity.

3.3 No Conflict; Government Authorizations.

(a) The execution, delivery and performance by the Parent and the Seller of this Agreement, and the execution, delivery and performance by the Parent, the Seller and the Company of the Ancillary Agreements, as applicable, do not and will not (i) contravene or conflict with the certificate of incorporation, by-laws or other equivalent organizational documents of the Parent, the Seller or the Company, (ii) assuming compliance with the matters referenced in Section 3.3(b), contravene, conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Parent, the Seller or the Company or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Parent, the Seller or the Company or result in the creation of any Encumbrance (other than any Permitted Encumbrance), upon any of the properties or assets of the Parent, the Seller or the Company, other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, termination, cancellation, acceleration, loss or Encumbrance that would not have, individually or in the aggregate, a Material Adverse Effect.

(b) No material consent of, or registration, declaration, notice or filing with, any Governmental Authority is required to be obtained or made by the Seller or the Company in connection with the execution, delivery and performance by the Parent, the Seller of this Agreement, or by the Seller and the Company of the Ancillary

Agreements, or the consummation of the transactions contemplated hereby or thereby, other than (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) the other consents and/or notices set forth on Section 3.3(b) of the Disclosure Schedule (collectively, clauses (i)-(ii), the “Company Approvals”), and (iii) those that, if not made or obtained, individually or in the aggregate, would not materially hinder or materially delay the Closing or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) The transactions contemplated by this Agreement are permitted under Section 4.10 of the Indenture, dated July 7, 2011, by and between Primus Telecommunications Holding, Inc., a Delaware corporation, Parent and the other Subsidiaries of Parent party thereto as guarantors, and U.S. Bank National Association, as trustee and collateral trustee, as amended and supplemented by a Supplemental Indenture, dated September 17, 2012, and a Second Supplemental Indenture and First Amendment to Collateral Agreement, dated November 14, 2012 (as so amended and supplemented, the “10% Notes Indenture”), and Parent has determined that the Purchase Price payable hereunder constitutes Fair Market Value (as defined in the 10% Notes Indenture) for the Equity Interests.

3.4 Capitalization.

(a) The Seller is the sole registered owners of, and has good and valid title to, all of the Equity Interests, free and clear of any and all Encumbrances, and there are no limitations or restrictions on the Seller’s right to transfer the Equity Interests to the Purchaser pursuant to this Agreement, in each case, other than restrictions on transfer of securities under applicable securities Laws. The Equity Interests constitute all of the issued and outstanding capital stock or other equity interests of the Company, and all of the Equity Interests are duly authorized, validly issued, fully paid and non-assessable.

(b) (i) All of the issued and outstanding Equity Interests are free and clear of all Encumbrances, other than restrictions on transfer of securities under applicable securities Laws, (ii) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character, obligating the Company to issue, transfer or sell or cause to be issued, transferred or sold any equity securities, (iii) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company and (iv) there are no stockholder agreements, voting trusts, proxies or other agreements or understandings with respect to the voting or transfer of the Equity Interests. None of the Equity Interests have been issued in violation of any preemptive rights or rights of first refusal or first offer.

(c) Section 3.4(c) of the Disclosure Schedule sets forth the jurisdiction of incorporation or organization of the Company and the authorized, issued and outstanding capital stock or other equity securities of the Company. Except as disclosed in Section 3.4(c) of the Disclosure Schedule, the Company does not own any capital stock or any equity securities of any other Person.

(d) The corporate records of the Company (including all constating documents, all minutes of meetings and resolutions, and the unit certificate books, securities register, register of transfers and register of equity holders) are complete and accurate in all material respects and have been maintained in accordance with applicable Law.

3.5 Financial Statements; No Undisclosed Liabilities.

(a) Attached to Section 3.5(a) of the Disclosure Schedule are copies of (i) the unaudited schedule of EBITDA (earnings before interest, taxes, depreciation and amortization) and capital expenditures of the Company for the calendar year ended December 31, 2012 (the “Statement of Operations”), (ii) the unaudited balance sheet accounts of the Company as of February 28, 2013 (the “Balance Sheet”), and (iii) summary information for the Company in respect of net revenue, provision for doubtful accounts receivable, income from operations and capital expenditures for each of the years ended December 31, 2010, 2011 and 2012 (the “Historical Summary Financial Information” and, together with the Statement of Operations and the Balance Sheet, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP, consistently applied, and present fairly, in all material respects, the assets, liabilities, financial position and operating results of the Company, as of the date thereof and for the period covered thereby. The Financial Statements have been derived from the consolidated financial statements and accounting records of the Parent, using the historical results of operations and the historical basis of assets and liabilities of the Company, and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated enterprise.

(b) The Company does not have any liabilities or obligations of any nature whatsoever, whether absolute, accrued, contingent or otherwise, other than liabilities and obligations (i) that are disclosed or reserved against on the Balance Sheet, (ii) incurred in the ordinary course of business since December 31, 2012 consistent with past practice of the Business, (iii) disclosed in or contemplated by this Agreement or the Disclosure Schedule and/or (iv) that would not be material to the Company.

(c) The accounts receivable shown on the Financial Statements and all receivables acquired or generated by the Company since the date of the Financial Statements are bona fide receivables and represent amounts due with respect to actual arm’s length transactions entered into in the ordinary course; provided that the foregoing is not a guarantee of collection or collectability.

3.6 Absence of Certain Changes.

(a) Except as contemplated by this Agreement, since December 31, 2012, the Company and the Business has operated in the ordinary course of business in all material respects, and the Company has not:

(i) adopted any change in its certificate of incorporation or by-laws or other similar organizational or governing documents;

(ii) adopted a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization;

(iii) (A) issued, sold, transferred, pledged, disposed of or encumbered any equity or other similar interests, (B) split, combined, subdivided or reclassified any equity or other similar interests, (C) granted any options, warrants or other rights to purchase or obtain any equity or other similar interests of the Company, or (D) declared, set aside or paid any dividend;

(iv) entered into any Material Contract or materially amended or modified any Material Contract, other than in the ordinary course of business, or increased the benefits under any Company Plan or modified any Company Plan;

(v) entered into or consummated any transaction involving the acquisition of the business, stock, assets or other properties of any other Person for consideration in excess of $100,000, individually, or $250,000, in the aggregate;

(vi) other than pursuant to existing Material Contracts or in the ordinary course of business, sold, transferred or otherwise disposed of a material amount of assets or property;

(vii) entered into any guarantees for Indebtedness or, other than in the ordinary course of business, incurred any Indebtedness, or issued any note, bond or other debt security; or

(viii) entered into an agreement or binding commitment to do any of the foregoing.

(b) Since December 31, 2012 to the date hereof, there has not been a Material Adverse Effect.

3.7 Taxes.

(a) Each of the Company and the Seller (but in the case of the Seller, only with respect to the Business) has (i) duly and timely filed (or there has been filed on its behalf) all Tax Returns required to be filed by it (taking into account all applicable extensions) with the appropriate Taxing Authority and (ii) timely paid all Taxes due and payable by it, whether or not shown as due on any such Tax Return. All such Tax Returns are true, correct and complete in all material respects.

(b) Adequate provision has been made by the Company in accordance with GAAP in the Financial Statements for all Taxes for any period for which Tax Returns are not yet required to be filed, or for which Taxes are not yet due or payable, up to the date of the Financial Statements.

(c) Since the date of such Financial Statements, the Company has not incurred any liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any liability, whether actual or contingent, for Taxes, other than in the ordinary course of business.

(d) There are no material Encumbrances for Taxes upon any property or assets of the Company, except for Permitted Encumbrances.

(e) There is no audit, examination, deficiency, refund litigation or proposed adjustment pending or in progress or threatened with respect to any material amount of Taxes of the Company or the Seller (but in the case of the Seller, only with respect to the Business).

(f) There are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or material Tax deficiencies against the Company or the Seller (but in the case of the Seller, only with respect to the Business).

(g) The Company is not a party to, is not bound by and does not have any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement.

(h) Neither the Company nor the Seller (but in the case of the Seller, only with respect to the Business) has received from any Taxing Authority any written notice of proposed adjustment, deficiency, assessment, reassessment, underpayment of Taxes or any other such written notices in each case with respect to an amount of Taxes which has not been satisfied by payment or been withdrawn; there are no matters under discussion or appeal with any Taxing Authority relating to Taxes.

(i) The Company is not liable for any amounts of Taxes of any other Person as a transferee or successor, by contract, by reason of being a member of any combined, consolidated, affiliated or unitary group, or otherwise.

(j) The Company has withheld or collected, and will have on the Closing Date, withheld or collected any Taxes that are required by applicable Law to be withheld or collected and has timely paid or remitted, and will have on the Closing Date paid and remitted, on a timely basis, the full amount of any Taxes that have been withheld or collected, and are due, to the applicable Taxing Authority.

(k) No Taxing Authority of a jurisdiction in which the Company or the Seller (but in the case of the Seller, only with respect to the Business) does not file Tax Returns has made any written claim that the Company is or may be subject to taxation by such jurisdiction.

(l) The Company has complied in all material respects with the intercompany transfer pricing provisions of each applicable law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(m) The Company and the Seller (but in the case of the Seller, only with respect to the Business) has complied in all material respects with all registration, reporting, payment, collection and remittance requirements in respect of federal and provincial sales tax or harmonized tax Laws.

(n) No facts, circumstances or events exist or have existed that have resulted in or may result in the application of any of debt forgiveness, debt parking, or property seizure provisions of any applicable Tax Law.

(o) Seller is not a non-resident of Canada for purposes of the Income Tax Act (Canada).

(p) Each of the Company and the Seller (but in the case of the Seller, only with respect to the Business) is in material compliance with all applicable information reporting and Tax withholding requirements under U.S. federal, state and local, and non-U.S. Tax Laws.

(q) To the knowledge of the Seller, the Company has not engaged in any transaction that the Internal Revenue Service has identified by regulation or other form of published guidance as a listed transaction, as set forth in Treas. Reg. § 1.6011-4(b)(2).

(r) Notwithstanding anything to the contrary in this Agreement, the Parent, the Company and the Seller are not making, and shall not be construed to have made, any representation or warranty as to the amount or utilization of any net operating loss, tax credit, tax basis or other Tax attribute of the Company. No representation or warranty is made in respect of Tax matters in any Section of this Agreement other than this Section 3.7.

3.8 Intellectual Property.

(a) Section 3.8(a) of the Disclosure Schedule sets forth a true and complete list of all current applications and registrations for Intellectual Property owned by the Company.

(b) The Company owns or has valid rights to use all Intellectual Property that is currently used in the conduct of the Business, except where the failure to have any such right would not have, individually or in the aggregate, a Material Adverse Effect.

(c) To the knowledge of the Seller, the conduct of the Business as currently conducted does not materially infringe the Intellectual Property of any third Person, and in the three-year period prior to the date hereof, no third Person has alleged or made any claims in writing against the Company that the Business as currently conducted materially infringes such third Person’s Intellectual Property.

(d) To the knowledge of the Seller, no third Person is infringing any Intellectual Property owned by the Company.

(e) For purposes of this Agreement, “Intellectual Property” means all (i) Canadian and foreign patents and applications therefor and all divisionals, reissues, re-examinations, extensions, continuations and continuations-in-part thereof, (ii) Canadian and foreign trademarks, trade dress, service marks, trade names, domain names, internet protocol addresses, whether registered or unregistered, and pending applications to register the same, including all renewals thereof and all goodwill associated therewith, (iii) Canadian and foreign copyrights, whether registered or unregistered, and pending applications to register the same, and (iv) know-how and trade secrets.

(f) Notwithstanding anything to the contrary in this Agreement, this Section 3.8 contains the sole and exclusive representations and warranties of the Seller with respect to Intellectual Property, including with respect to any infringement, misappropriation or other unauthorized use of Intellectual Property.

3.9 Legal Proceedings. There are no claims, actions, suits, arbitrations or proceedings (or to the knowledge of the Parent or the Seller, investigations) pending against or, to the knowledge of the Parent or the Seller, threatened against, the Company or any of its properties or assets by or before any Governmental Authority, except for such claims, actions, suits, proceedings or investigations as would not have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Parent or a Seller, as of the date hereof, there is no valid basis for any claim, action, suit, arbitration, proceeding or investigation by or against the Company or the Business, except for such claims, actions, suits, proceedings or investigations as would not be, individually or in the aggregate, material to the Company or the Business. Neither the Company nor any of its properties or assets is or are subject to any material Governmental Order, and, to the knowledge of the Parent or the Seller, there are no such Governmental Orders threatened to be imposed. To the knowledge of the Parent or the Seller, there are no formal or informal material governmental inquiries or investigations or internal investigations pending or threatened relating to, affecting or involving the Company or the Business. Notwithstanding the foregoing, this representation and warranty does not apply to Intellectual Property matters or environmental matters, which subject matters are covered in its entirety and exclusively under Section 3.8 (Intellectual Property) and Section 3.11 (Environmental Matters), respectively.

3.10 Compliance with Laws; Permits.

(a) Since January 1, 2011 until the date of formation of the Company, Parent and Seller have, and since its date of formation the Company has, been in compliance with all Laws applicable to the Business, except for such non-compliance as would not have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company possesses all Permits necessary for the Company to own, lease and operate its properties and assets and to carry on the Business as now being conducted, except where the failure to have any Permit would not have, individually or in the aggregate, a Material Adverse Effect. Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) each such Permit is valid, in full force and effect and is in good standing either pursuant to its terms or by operation of law, (ii) to the knowledge of the Parent or the Seller, there exist no facts or circumstances that make it likely that any such Permit will not be renewed or extended on commercially reasonable terms, and (iii) as of the date hereof, no Governmental Authority has commenced, or given written notice to the Company that it intends to commence, a proceeding to revoke or suspend any such Permit.

(c) Notwithstanding the foregoing, the representations and warranties contained in this Section 3.10 do not apply to Taxes, Intellectual Property, environmental matters, employee matters, Company Plans or Seller Plans, which subject matters are covered in their entirety and exclusively under Sections 3.7 (Taxes), 3.8 (Intellectual Property), 3.11 (Environmental Matters), 3.12 (Employee Matters and Benefit Plans) and 3.15 (Labor), respectively.

3.11 Environmental Matters.

(a) To the knowledge of the Parent or the Seller, except for such matters as would not have, individually or in the aggregate, a Material Adverse Effect, (i) the Company is in compliance with all applicable Environmental Laws, (ii) none of the properties owned by the Company contains any Hazardous Substance as a result of any activity of the Company in amounts exceeding the levels permitted by applicable Environmental Laws, (iii) the Company is not subject to any outstanding notices, demand letters or requests for information from any federal, provincial, state, local or foreign Governmental Authority indicating that the Company may be in violation of, or liable under, any applicable Environmental Law in connection with the ownership or operation of the Business, (iv) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, or in a manner giving rise to any liability under any applicable Environmental Law, from any properties owned by the Company as a result of any activity of the Company during the time such properties were owned, leased or operated by the Company, Parent or Seller, and (v) neither the Company nor any of its properties are subject to any suit, settlement, court order, administrative order, regulatory requirement, judgment or written claim asserted or arising under any applicable Environmental Law.

(b) For purposes of this Agreement, (i) “Environmental Law” means any Law relating to (A) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (B) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Substances, in each case as in effect as of the date hereof, and (ii) “Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance as to which exposure is regulated by any Governmental Authority or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

3.12 Employee Matters and Benefit Plans.

(a) Each employment, deferred compensation, pension, stock option, stock purchase, stock appreciation right, equity-based compensation, incentive, profit-sharing or retirement plan, arrangement or agreement, each medical, vacation, retiree medical, life or accident insurance, disability, unemployment insurance benefits, employee loans, termination pay or severance pay plan, and each other material agreement (including any severance, change in control or similar agreement) or material fringe benefit plan or arrangement, in each case, that is sponsored or maintained by the Company or to which the Company has an obligation to contribute and that affects or covers any employee of the Company (an “Employee”) (but excluding any plan or program maintained or sponsored by a Governmental Authority) (each a “Company Plan” and, collectively, the “Company Plans”), has been set forth in Section 3.12(a) of the Disclosure Schedule.

(b) Each employment, deferred compensation, pension, stock option, stock purchase, stock appreciation right, equity-based compensation, incentive, profit-sharing or retirement plan, arrangement or agreement, each medical, vacation, retiree medical, life or accident insurance, disability, unemployment insurance benefits, employee loans, termination pay or severance pay plan, and each other material agreement (including any severance, change in control or similar agreement) or material fringe benefit plan or arrangement, in each case, that is sponsored or maintained by either the Seller or any of its Affiliates (other than the Company) or to which the Seller or any of its Affiliates (other than the Company) have an obligation to contribute and that affects or covers any Employee (but excluding any plan or program maintained or sponsored by a Governmental Authority) (each a “Seller Plan” and, collectively, the “Seller Plans”), has been set forth in Section 3.12(b) of the Disclosure Schedule.

(c) A copy of each Company Plan and each Seller Plan and the material documents that support each Company Plan and each Seller Plan have been Made Available to the Purchaser.

(d) All Company Plans are, and have been, established, registered, administered, funded and invested in all material respects in accordance with the terms of such Company Plans including the terms of the material documents that support such Company Plans and all applicable Laws.

(e) To the knowledge of the Parent or the Seller, no event has occurred respecting any Company Plan which would reasonably be expected to result in the revocation of the registration of such Company Plan or entitle any person (without consent of the Parent or the Seller) to wind up or terminate any Company Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such Company Plan.

(f) Except as disclosed in Section 3.12(f) of the Disclosure Schedule, there are no unfunded liabilities in respect of any Company Plan including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies where applicable.

(g) There is no material proceeding, action, suit or claim (other than routine claims for payments of benefits) pending or, to the knowledge of the Parent or the Seller, threatened involving any Company Plan or its assets.

(h) The Company does not have any obligation to provide health, welfare or life insurance benefits beyond retirement or other termination of service to Employees or former employees or to the beneficiaries or dependents of such employees under any Company Plan.

(i) The Company is and has been operated in all material respects in compliance with all applicable Laws relating to employees.

(j) There is no material proceeding, action, suit or claim pending or, to the knowledge of the Parent or the Seller, threatened involving any Employee relating to such Employee’s employment with Parent, Seller or the Company.

(k) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (which would not in and of itself trigger such payment or benefit): (i) entitle any current or former employee or officer of the Company to severance pay, unemployment compensation or any other payment under any Company Plan, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, or increase the amount of, compensation or benefits due to any such employee or officer or trigger any other material obligation pursuant to, any Company Plan, or (iii) result in any breach or violation of, or a default under, any Company Plan.

(l) This Section 3.12 contains the sole and exclusive representations and warranties of the Seller with respect to Employees, the Company Plans and the Seller Plans.

3.13 Material Contracts.

(a) Except for this Agreement and the Company Plans, Section 3.13(a) of the Disclosure Schedule lists, as of the date hereof, each of the following types of Contracts to which the Company is a party or is otherwise bound (all Contracts of the type described below in this Section 3.13(a) being referred to herein as “Material Contracts”):

(i) any Contract pursuant to which the Company paid or received amounts in excess of $100,000 individually within the 12-month period prior to the date of this Agreement;

(ii) any loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment relating to Indebtedness, other than accounts receivables and payables;

(iii) any Contract entered into after December 31, 2009 or that involved obligations after December 31, 2009 that involves acquisitions or dispositions of (A) assets or capital stock or other voting securities or equity interests of the Company or (B) assets or capital stock or other voting securities or equity interests of another Person, in each case, for aggregate consideration in excess of $250,000, excluding sales and purchases of inventory;

(iv) any non-competition or other similar agreement that prohibits or otherwise restricts, in any material respect, the Company from freely engaging in business anywhere in the world (including any agreement that restricts, in any material respect, the Company from competing in any line of business);

(v) any confidentiality, secrecy or non-disclosure Contract that was entered into in connection with the proposed sale of the Company or the Business;

(vi) any Contract that creates a partnership or joint venture with respect to any material portion of the Business;

(vii) any settlement or similar agreement with any Governmental Authority or order or consent of a Governmental Authority involving future performance by the Company (excluding, for the avoidance of doubt, customary Permits);

(viii) any Contract with any Person with whom the Company does not deal at arm’s length within the meaning of the Income Tax Act (Canada);

(ix) any material agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar material commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person; or

(x) any Contract pursuant to which the Company has acquired any material right to occupy, enter in, on, under or over, or use any real property, including for clarity the Leased Real Property.

(b) Neither the Seller nor the Company has received written notice that it is in breach of or default under the terms of any Material Contract where such breach or default would have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Parent or the Seller, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breach or default would have, individually or in the aggregate, a Material Adverse Effect. Except as would not have, individually or in the aggregate, a Material Adverse Effect, each Material Contract to which the Company is a party (including as assignee) is a valid and binding obligation of the Company and, to the knowledge of the Parent or the Seller, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) general principles of equity. True, correct and complete copies of all Material Contracts have been Made Available to the Purchaser.

3.14 Real Properties. The Company does not own, and is not subject or party (including as assignee) to any agreement or option to own, any real property or any fee simple interest in any real property. Section 3.14 of the Disclosure Schedule sets forth a complete list, as of the date hereof, in respect of each lease (“Lease”) relating to each parcel of leased real property (“Leased Real Property”), a description of the leased premises (by municipal address). Other than the Leases set forth in Section 3.14 of the Disclosure Schedule, the Company is not a party to, or under any agreement to become a party to (including as assignee), any lease with respect to real property. Each Lease is in good standing in all material respects and creates a good and valid leasehold estate in the Leased Real Property thereby leased. There is no material default or event of default or event, occurrence, condition or act, which, with the giving of notice, the lapse of time, or both, could result in a material reduction of any security deposit provided by the Company or its predecessor(s) in respect of any Lease. The Company enjoys peaceful and undisturbed possession of the Leased Real Property under all Leases in all material respects. Except as set forth in Section 3.14 of the Disclosure Schedule or otherwise provided in the leases set forth on the Disclosure Schedule, there are no leases, subleases, licenses or other Contracts granting to any Person any right to the possession, use, occupancy or enjoyment of the Leased Real Property.

3.15 Labor. The Company is not a party, either directly, voluntarily or by operation of law, to any collective bargaining agreement, letter of understanding, letter of intent or any other labor-related agreement with any bargaining agent, labor union, labor organization or association which may qualify as a labor union applicable to Employees, nor is any such agreement currently being negotiated. No material work stoppage involving the Company is pending or, to the knowledge of the Parent or the Seller, threatened by any labor dispute. There are no threatened or apparent union organizing activities involving any Employees. To the knowledge of the Parent or the Seller, the Company is operating the Business in material compliance with all Labor Laws. “Labor Laws” means all applicable Laws relating to employment standards, human rights, health and safety, labor relations, workplace safety and insurance and/or pay equity. There are no outstanding or, to the knowledge of the Parent or the Seller, threatened unfair labor practices, complaints or applications of any kind, including any proceedings which could result in certification of a labor union as bargaining agent for any Employees.

3.16 Insurance. Section 3.16 of the Disclosure Schedule contains a correct and complete list of material insurance policies which are maintained by the Company setting out, in respect of each policy, the type of policy, the name of insurer, the coverage allowance, the expiration date, the annual premium and any pending claims. The Company is not, and prior to the formation of the Company, each of Parent and Seller was not, in default with respect to any of the material provisions contained in the insurance policies, the payment of any material premiums under any insurance policy and has not failed to give any notice or to present any material claim under any insurance policy in a due and timely fashion, in each case to the extent such insurance policies cover risks of the Business. To the knowledge of the Parent or the Seller, there are no circumstances in respect of which any Person could make a material claim under any such insurance policy. Section 3.16 of the Disclosure Schedule contains a list setting forth any and all material claims, with reasonable particulars, made under any policies of insurance maintained by or for the benefit of the Company (or any predecessor) in relation to the Business over the past twelve (12) months prior to this date.

3.17 Finder’s Fee. Except for fees for which the Seller or its Affiliates (other than the Company) will be exclusively responsible, none of Parent, Seller or the Company has incurred any liability to any party for any brokerage or finder’s fee or agent’s commission, or the like, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller or the Company.

3.18 Required Consents. Except for the consents, approvals and waivers described in Section 3.18 of the Disclosure Schedule, there is no requirement to obtain any consent, approval or waiver of a party under any Material Contract to which the Company is a party (including as assignee) to any of the transactions contemplated by this Agreement, except where the failure to obtain such consents, approvals or waivers would not be, individually or in the aggregate, a Material Adverse Effect.

3.19 Customers and Suppliers. Section 3.19 of the Disclosure Schedule contains a true and correct list setting forth (i) the thirty (30) largest customers of the Business based on monthly recurring payments received by the Company (or the Company’s predecessors in respect of the Business) from such customers during the month ended December 31, 2012; and (ii) the ten (10) largest suppliers of the Business based on payments actually made by the Company (or the Company’s predecessors in respect of the Business) to such suppliers during the 12 month period ending December 31, 2012.

3.20 Assets.

(a) All of the material assets used by the Company are physically located in the properties set forth on Section 3.20 of the Disclosure Schedule, and at Closing all of the material assets used by the Company in the Business as of the Closing Date will be:

(i) owned legally and beneficially by the Company, except for any asset disclosed as being subject to hire, purchase, lease or rental agreements which the Company has, and will have at Closing, a legally enforceable right to use; and

(ii) are, and will be at Closing, all the material assets necessary to conduct the Business in the manner it was conducted by the Company prior to Closing.

(b) The Key Assets used by the Company (when taken as a whole) as of the Closing Date and having regard to their age and condition (having been maintained in the ordinary course of business) as of the Closing Date:

(i) are not subject to any known material defect which materially impairs the operation of the Key Assets or materially impairs the operation of the Business as conducted by the Company as of the Closing Date; and

(ii) are in satisfactory working order, except to the extent the failure to be in satisfactory working order would not materially impair the conduct of the Business as conducted by the Company as of the Closing Date.

3.21 DISCLAIMER OF OTHER REPRESENTATIONS AND WARRANTIES. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE SELLER MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN CONNECTION WITH OR WITH RESPECT TO THE COMPANY, THE EQUITY INTERESTS, THE BUSINESS OR OTHERWISE, OR WITH RESPECT TO ANY INFORMATION PROVIDED TO THE PURCHASER, INCLUDING WITH RESPECT TO ANY REPRESENTATIONS OR WARRANTIES OF MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE OR USE, TITLE, NON-INFRINGEMENT OR ENVIRONMENTAL MATTERS. ALL OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY DISCLAIMED BY THE SELLER.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Parent and the Seller, as of the date hereof:

4.1 Corporate Status. The Purchaser is a corporation incorporated, organized and subsisting under the Laws of the Province of British Columbia and has all corporate power, authority and capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The Purchaser has made available to the Seller prior to the date of this Agreement true and complete copies of the organizational or governing documents of the Purchaser, each as amended through the date hereof. The Purchaser is not in violation of its organizational or governing documents in any material respect.

4.2 Authority. The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Purchaser, and no other proceedings on the part of the Purchaser are necessary to authorize the execution, delivery and performance by the Purchaser of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser, and, assuming due authorization and delivery by the Parent and the Seller, this Agreement constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except that such enforcement may be subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) general principles of equity.

4.3 No Conflict; Required Filings.

(a) The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated by this Agreement do not and will not (i) contravene or conflict with the governing documents of the Purchaser, (ii) assuming compliance with the matters referenced in Section 4.3(b), contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Purchaser, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Purchaser or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of the Purchaser, other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, termination, cancellation, acceleration, loss or Encumbrance that would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) No material consent of, or registration, declaration, notice or filing with, any Governmental Authority is required to be obtained or made by the Purchaser or any of its Affiliates (other than the Company) in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than those that, if not made or obtained, individually or in the aggregate, would not materially hinder or materially delay the Closing or reasonably be expected to result in a Purchaser Material Adverse Effect.

4.4 Legal Proceedings. There are no claims, actions, suits, investigations or proceedings pending or, to the knowledge of the Purchaser, threatened, against the Purchaser or any of its Affiliates which would adversely affect the Purchaser’s performance under this Agreement or the consummation of the transactions contemplated hereby.

4.5 Investment Intention. The Purchaser is acquiring the Equity Interests for investment and not with a view towards distributing all or a portion thereof in any transaction that would constitute a “distribution” within the meaning of the Securities Act. The Purchaser acknowledges that the Equity Interests have not been registered under the Securities Act and neither the Sellers nor the Company is under any obligation to file a registration statement or similar filing with the Securities and Exchange Commission, any state agency or any other Governmental Authority with respect to the Equity Interests. The Purchaser understands that there is no existing public or other market for the Equity Interests and there can be no assurance that the Purchaser will be able to sell or dispose of the Equity Interests.

4.6 Finder’s Fee. Except for fees for which the Purchaser will be exclusively responsible, Purchaser has not incurred any liability to any party for any brokerage or finder’s fee or agent’s commission, or the like, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

4.7 No Additional Representations.

(a) The Purchaser acknowledges that it and its representatives (i) have received access to such books and records, facilities, equipment, contracts and other assets of the Seller and the Company which it and its representatives have desired or requested to review, (ii) have had access to the “data site” maintained by the Seller for purposes of the transactions contemplated by this Agreement, (iii) have conducted an independent investigation of the Company and the transactions contemplated by this Agreement and (iv) have had full opportunity to meet with the management of the Seller and the Company and their respective Affiliates and to discuss and ask questions regarding the Business.

(b) The Purchaser acknowledges that none of the Parent, the Seller, the Company nor any Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or the Business furnished or Made Available to the Purchaser and its representatives except as expressly set forth in this Agreement (which includes and is subject to the Disclosure Schedule), and none of the Parent, the Seller, the Company nor any other Person shall be subject to any liability to the Purchaser or any other Person resulting from the Seller’s or the Company’s making available to the Purchaser or the Purchaser’s use of such information, or any information, documents or material Made Available to the Purchaser in the due diligence materials provided to the Purchaser, including in the “data site” maintained by the Seller for purposes of the transactions contemplated by this Agreement, in management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, none of the Parent or the Seller makes any representation or warranty to the Purchaser with respect to any financial projections or forecasts relating to the Company or the Business, whether or not included in any management presentation.

4.8 Investment Canada Act. The Purchaser is not a “non-Canadian” as that term is defined in the Investment Canada Act.

ARTICLE V

COVENANTS

5.1 Interim Operations. From and after the date hereof, the Seller shall cause the Company to conduct the Business in the ordinary course consistent with past practice and use its commercially reasonable efforts to preserve intact the assets, properties and relationships with employees and third parties having material business dealings with the Company. Without limiting the generality of the foregoing, except (a) as otherwise required by this Agreement, (b) for actions approved by the Purchaser (which approval shall not be unreasonably withheld, conditioned or delayed), (c) as required to comply with applicable Law or (d) as set forth on Section 5.1 of the Disclosure Schedule, from and after the date hereof, the Seller shall not (solely with respect to the Company), and shall cause the Company not to take any of the following actions:

(i) adopt any change in its certification of incorporation, bylaws or other similar organizational or governing documents;

(ii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, restructuring, recapitalization or other reorganization;

(iii) (A) issue, sell, transfer, pledge, dispose of or encumber the Equity Interests or any other equity or similar interests of the Company or (B) grant any option, warrant or other right to purchase or obtain, or otherwise dispose of or encumber, the Equity Interests or any other equity or similar interests of the Company;

(iv) enter into or consummate any transaction or series of transactions involving the acquisition of the business, stock, assets or other properties of any other Person, whether by merger, consolidation, purchase or otherwise, for consideration in excess of $250,000, individually, or $250,000, in the aggregate;

(v) sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber, or subject to any Encumbrance (other than Permitted Encumbrance) or otherwise dispose of any portion of its properties or assets with a value or purchase price in the aggregate in excess of $250,000 other than (A) in the ordinary course of business, (B) pursuant to existing agreements in effect prior to the date hereof, (C) as may be required by applicable Law or any Governmental Authority in order to permit or facilitate the consummation of the transactions contemplated by this Agreement, or (D) dispositions of obsolete or worthless assets;

(vi) incur, assume, guarantee, prepay or otherwise become liable for any Indebtedness, other than (A) in the ordinary course of business, and (B) Indebtedness incurred pursuant to agreements in effect prior to the execution of this Agreement;

(vii) enter into, renew, amend or modify in any material respect, or terminate any Material Contract, other than in the ordinary course of business, or increase in any material respect the benefits under any Company Plan or modify any Company Plan where such modification has a material cost impact on the Company;

(viii) (A) incur or commit to any capital expenditures other than as set forth on the cap expenditure budget set forth on Section 5.1(viii) of the Disclosure Schedule, (B) omit to incur any capital expenditure set forth on the cap expenditure budget set forth on 5.1(viii) of the Disclosure Schedule or (C) enter into any new line of business;

(ix) (A) make, change or revoke any material Tax election, (B) file any amended Tax Return, or (C) settle or compromise any material liability for Taxes or surrender any material claim for a refund of Taxes;

(x) settle or compromise any pending or threatened action, suit, investigation, arbitration or administrative or other proceeding for an amount in excess of a specific accrual and reserve established in the Financial Statements in respect of such matter, except for any settlement or compromise that arises in the ordinary course to the extent such settlement or compromise does not involve the incurrence or expenditure by the Company of cash payments (or payment commitments) of more than $100,000 in the aggregate;

(xi) take any action or omit to take any action that could reasonably be expected to cause any Permit to be suspended or revoked; or

(xii) change its financial accounting policies or procedures or any of its methods of reporting income, deductions or other items for financial accounting purposes, except as required by GAAP or applicable Law; or

(xiii) authorize, or agree or commit to do, whether in writing or otherwise, any of the foregoing.

5.2 Third Party Consents.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Parent, the Seller and the Purchaser shall use its commercially reasonable efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including (i) obtaining of all necessary consents, approvals or waivers from third parties, (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated hereby.

(b) With respect to any Material Contract for which any consent has not been obtained prior to the Closing, in the event that the Closing occurs, (i) the Seller shall continue to use commercially reasonable efforts to obtain any such consent after the Closing until either such consent has been obtained or the Seller and the Purchaser mutually agree, in good faith, that such consent cannot reasonably be obtained. Following the Closing, in the event and to the extent that Seller is unable to obtain any such required consent, Seller shall use commercially reasonable efforts to (x) continue to be bound, for the benefit of Purchaser and the Company, by any such Material Contracts, (y) cooperate in any arrangement, reasonable and lawful as to Seller, Purchaser and the Company, designed to provide the Company with the benefits arising under such Material Contracts, including accepting reasonable direction of the Company or the Purchaser with respect thereto, and (z) enforce, at the request of Purchaser or the Company, or allow Purchaser or the Company, as applicable, to enforce in a commercially reasonable manner, any rights of Seller under such Material Contracts against the other party or parties thereto (including the right to elect to terminate such Material Contracts in accordance with the terms thereof upon the request of the Company); provided that the costs and expenses incurred by Seller at the Company’s request with respect to subclause (z) shall be borne solely by the Company. Seller shall, without further consideration therefor, and without right of set off, pay and remit to the Company (without any deduction or withholding for Tax) promptly all monies, rights and other considerations received in respect of such performance.

5.3 Reserved.

5.4 Confidentiality; Access to Information.

(a) The Purchaser acknowledges that the information Made Available to it by the Seller and its Affiliates (or their respective agents or representatives) is subject to the terms of that certain Confidentiality and Standstill Agreement, dated as of April 26, 2012, by and between the Purchaser and the Seller (the “Confidentiality Agreement”). Effective upon, and only upon, the Closing, the Purchaser’s obligations of confidentiality and non-disclosure provisions of the Confidentiality Agreement will terminate with respect to “Confidential Information” (as defined in the Confidentiality Agreement) relating to the Company and/or the Business; provided, however, that the Purchaser hereby further acknowledges and agrees that its confidentiality and non-disclosure obligations in the Confidentiality Agreement will terminate only with respect to such “Confidential Information” relating to the Company and/or the Business and that any and all other “Confidential Information” provided or Made Available to it by the Seller or its Affiliates (or their respective agents or representatives) concerning the Seller or its Affiliates (other than the Company and/or the Business) shall remain subject to the terms and conditions of the Confidentiality Agreement, which shall remain in effect in accordance with its terms to the extent not modified by this Section 5.4(a).

(b) From and after the Closing, Parent and Seller shall, and shall cause their respective Affiliates, successors and assigns (including, for the avoidance of doubt, any Successor) to, retain in strictest confidence (using the same degree of care as Parent and Seller accord to their other confidential information of a similar nature; provided that in no event shall Parent or Seller exercise less than reasonable care), and shall not use for the benefit of itself or others, except in connection with the fulfillment of its obligations or exercise of rights under the Transition Services Agreement, License Agreement or Commercial Agreements all confidential matters primarily relating to the Business, or relating to the Purchaser, including “know how”, trade secrets, confidential ideas, concepts, data, customer lists, supplier lists, mailing lists, details of consultant and employment contracts, pricing policies, methods, business plans (including marketing plans or strategies), product development techniques or plans, technical and other proprietary business processes, designs and design projects, processes, inventions, software, systems documentation and research projects and other business affairs and shall not disclose them to anyone outside of the Purchaser, provided, however, this covenant shall not apply to (i) any information which Parent or Seller demonstrates is or becomes generally available to the public other than as a result of disclosure by Parent, Seller or any Affiliate thereof, (ii) any information which Parent, Seller or such Affiliate are required to disclose in any legally required government or securities filings, legal proceedings, subpoena, civil investigative demand or other similar process or pursuant to applicable regulatory or professional standards (provided Parent and Seller (a) except to the extent legally prohibited and to the extent feasible, provide Purchaser with prompt notice of such required disclosure so Purchaser may attempt to obtain a protective order, (b) reasonably cooperate with Purchaser, at Purchaser’s expense, in obtaining such protective order, and (c) only disclose that information which is required to be disclosed), or (iii) the use and disclosure of any information for the purposes of any Tax audit relating to the Business, or any litigation or dispute resolution in connection with this Agreement or the transactions contemplated hereby. For the avoidance of doubt, any confidential information disclosed under or pursuant to the License Agreement, the Transition Services Agreement or the Commercial Agreements, as the term is defined therein, will be governed by the confidentiality provision of such agreement.

(c) Between the date hereof and the Closing, the Seller shall, subject to compliance with applicable Laws and any Contracts to which the Seller or any of its Affiliates (including the Company) is a party, provide the Purchaser access and the opportunity to make such investigation of the management, employees, properties, businesses and operations of the Company, and such examination of the books, records and financial condition of the Company, as it reasonably requests; provided, however, that neither the Seller nor any of its Affiliates shall be required to disclose to the Purchaser or any agent or representative of the Purchaser any information if they believe in good faith that doing so could result in a loss of the ability to successfully assert a claim of privilege (including the attorney-client and work product privileges) or such disclosure would violate any applicable Law or contractual requirement. Any such investigation and examination will be conducted under reasonable circumstances after appropriate advance notice and in a manner so as not to unreasonably interfere with the conduct of the Business. No investigation pursuant to this Section 5.4(b) shall affect any representation or warranty by the Seller in this Agreement or any condition to the obligations of the Purchaser hereunder.

5.5 Public Announcements. Each of the Parent, the Seller and the Purchaser may issue a press release announcing this Agreement. The Parent and the Seller, on the one hand, and the Purchaser, on the other, will consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated hereby and shall not issue any such press release or other public statement or comment prior to such consultation except, in each case, as may be required by applicable Law or by obligations pursuant to any listing agreement with, or requirement of (i) the New York Stock Exchange, in the case of the Parent or the Seller or their respective Affiliates, or (ii) the Toronto Stock Exchange, in the case of the Purchaser or its Affiliates.

5.6 Books and Records.

(a) The Seller will use commercially reasonable efforts to deliver, or cause to be delivered, to the Purchaser at Closing all properties, books, records, Contracts, information and documents relating primarily to the Business that are not then in the possession or control of the Company. As soon as reasonably practicable after the Closing, the Seller will deliver, or cause to be delivered, to the Purchaser any remaining properties, books, records, Contracts, information and documents relating primarily to the Business that are not already in the possession or control of the Company.

(b) Subject to Section 7.3(a) (relating to the preservation of Tax records), the Seller and the Purchaser agree that each of them will preserve and keep the books of accounts, financial and other records held by it relating to the Business (including accountants’ work papers) for a period of six (6) years from the Closing Date in accordance with their respective corporate records retention policies. If such other party does not confirm its intention in writing to take ownership and possession of such records within such thirty (30) day period, the party who possesses the records may proceed with the disposition of such records. The Seller and the Purchaser shall make such records, other information relating to the Business, employees and auditors available to the other as may be reasonably required by such party (i) in connection with, among other things, any audit or investigation of, insurance claims by, legal proceedings against, disputes involving or governmental investigations of the Seller or the Purchaser or any of their respective Affiliates, (ii) in order to enable the Seller or the Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby or (iii) for any other reasonable business purpose relating to the Seller, the Purchaser or any of their respective Affiliates.

5.7 Further Action. From time to time after the Closing Date, and for no further consideration, each of the Seller and the Purchaser shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver such assignments, transfers, consents, assumptions and other documents and instruments and take such other actions as may reasonably be necessary to appropriately consummate the transactions contemplated hereby, including (a) transferring back to the Seller or their respective designated Affiliates any asset or liability which was inadvertently transferred to, or held by, the Company at the Closing, (b) transferring to the Purchaser any asset or liability contemplated by this Agreement to be transferred to the Purchaser and which was not so transferred at the Closing and (c) except as otherwise provided in Article VII, remitting promptly to the Seller or the Purchaser, as the case may be, any cash amounts actually received for accounts receivable of the Business generated prior to the Closing Date, in the case of the Seller, or on or after the Closing Date, in the case of the Purchaser.

5.8 Expenses. Whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses. For the avoidance of doubt, the Parent shall pay any Transaction Expenses incurred by the Company prior to the Closing and the Parent shall indemnify the Purchaser for the non-payment thereof and hold it harmless from and against any Damages resulting from the Parent not paying such Transaction Expenses promptly when due.

5.9 Notice of Developments.

(a) Until the Closing, each party hereto shall promptly notify the other party in writing of any fact, change, conditions, circumstance or occurrence or nonoccurrence of any event of which, as applicable, the Seller or the Purchaser have knowledge, in each case that could reasonably be expected to result in any of the conditions set forth in Article VI becoming incapable of being satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.9(a) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice, except as otherwise provided in Section 5.9(b).

(b) During the period between the date of this Agreement and the Closing, the Seller shall be entitled to update the Disclosure Schedule to the extent information contained therein or any representation or warranty of the Seller becomes untrue or incomplete or inaccurate after the date hereof due to events or circumstances occurring after the date hereof. None of such updates will be deemed to cure the representations and warranties to which such matters relate with respect to satisfaction of the conditions set forth in Section 6.2(a) or otherwise affect any other term or condition contained in this Agreement (including, for the avoidance of doubt, any right of Purchaser to seek indemnification with respect to such matters under Article IX hereof).

5.10 Intercompany Accounts. Prior to the Closing, the Seller shall (i) terminate or cancel any and all intercompany accounts and Contracts (excluding ordinary course arms’ length trade payables and receivables) between the Seller or any of its Affiliates (other than the Company), on the one hand, and the Company, on the other hand, (ii) secure the release of any Encumbrances listed on Section 5.10 of the Disclosure Schedule with respect to the Company relating to the Indebtedness of Parent and/or the Seller and the release of the Company from all guarantees or other obligations relating to such Indebtedness and (iii) and shall cause the Company to terminate, effective as of the Closing, the Operational Services Agreement, dated as of January 1, 2013, between Seller and the Company.

5.11 Indemnification and Insurance.

(a) The Purchaser agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of each Person who is now or has been prior to the date hereof, or who becomes prior to the Closing, a director, officer, employee, fiduciary or agent, as the case may be, of the Company as provided in its organizational documents or in any agreement shall survive the Closing and shall continue in full force and effect. The Purchaser will not, for a period of six (6) years after the Closing, take or permit any action to alter or impair any exculpatory or indemnification provisions or insurance coverage now existing in the organizational documents or any contract, agreement, or policy of the Company for the benefit of any individual who served as a director or officer of the Company at any time prior to the Closing (each an “Affiliate Indemnified Party”), except for any changes which may be required to conform with changes in applicable Law and any changes which do not affect the application of such provisions or insurance coverage to acts or omissions of such individuals prior to the Closing. Without limiting the generality of this Section 5.11, the provisions of this Section 5.11 are intended for the benefit of, and may be enforced by, each of the Affiliate Indemnified Parties and their respective heirs.

(b) At the Seller’s option and the Seller’s sole cost and expense, prior to the Closing, the Seller may cause the Company to purchase a six (6) year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company (or its Affiliates) with respect to matters arising on or before the Closing, covering without limitation the transactions contemplated by this Agreement. If such “tail” prepaid policy has been obtained prior to the Closing, the Purchaser shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Company.

(c) The rights of each indemnified individual under this Section 5.11 shall be in addition to, and not in limitation of, any other rights such Person may have under the certificates of incorporation or by-laws or other organizational documents of the Company, any other indemnification agreement or arrangement or otherwise. The provisions of this Section 5.11 shall survive the consummation of the transactions contemplated by this Agreement and expressly are intended to benefit, and are specifically enforceable by, each of the indemnified individuals under this Section 5.11.

(d) In the event the Purchaser or its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Purchaser shall assume the obligations set forth in this Section 5.11. Without limiting the generality of this Section 5.11, the provisions of this Section 5.11 are intended for the benefit of, and may be enforced by, each of the Affiliate Indemnified Parties and their respective heirs.

5.12 Waiver of Conflicts and Attorney-Client Privilege. The Purchaser hereby waives, on its own behalf, and agrees to cause the Company to waive, (a) any conflicts that may arise on account of the representation by legal counsel of the Seller or the Company in connection with this Agreement (the “Current Representation”) and the undertaking by such legal counsel after the Closing of the representation of any current officer, director, employee, manager, member, stockholder or Affiliate of the Seller or the Company (a “Post-Closing Representation”) and (b) the Company’s rights of attorney-client privilege with respect to any communication between such counsel and any such officer, director, employee, manager, member, stockholder or Affiliate occurring during and in connection with the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with the Purchaser on or following the Closing; provided that such waivers referred to in clauses (a) and (b) shall not apply to matters as to which the Purchaser or the Company, at any time following the Closing, would be materially prejudiced in their respective control of privilege in connection with any disagreement or dispute with any third party as a result of any such waivers and advises the applicable legal counsel of such determination in writing (it being agreed that nothing in this proviso shall limit such legal counsel’s ability to represent the Seller or its Affiliates in connection with purchase price adjustment disputes under Section 1.4 or indemnification disputes under Article IX of this Agreement).

5.13 Non-Competition. From the date hereof, Parent will not and Parent will cause its direct or indirect Subsidiaries, whether now existing or formed or acquired after the date hereof and including the Seller, not to, for a period of two (2) years, in Canada, directly or indirectly (including through any agent, representative or other Person):

(a) whether as principal, agent, shareholder, consultant, manager, owner, partner, limited partner, general partner, joint venture, trustee, or in any other capacity whatsoever (i) be engaged in a Competing Business, (ii) seek any approvals or licenses or take any material steps to commence or establish a Competing Business, (iii) have any financial or other interest, including an interest by way of royalty or other compensation arrangements, in or in respect of a Competing Business, or (iii) advise, lend money to or guarantee the debts or obligations of a Competing Business; and

(b) (i) contact any existing customer of the Business for the purpose of diverting such customer’s business away from the Company or its Affiliates or (ii) otherwise interfere with, disrupt or attempt to disrupt the business relationship, contractual or otherwise, between the Company or its Affiliates, on the one hand, and any of its customers, on the other hand; provided, however, that, for the avoidance of doubt, this Section 5.13 shall not prohibit Parent or its direct or indirect Subsidiaries from (x) contacting, soliciting business from or providing services to any customer solely to the extent such activity is related to a business that is not a Competing Business, or (y) general solicitations which are not specifically targeted at customers of the Business as of the Closing and, solely relate to a business that is not a Competing Business.

(c) Section 5.13(a) shall be deemed not breached as a result of (i) the ownership by Parent or any of its direct or indirect Subsidiaries of (x) less than an aggregate of 5% of any class of stock of a publicly-held corporation that is traded on a national securities exchange or in the over-the-counter market, which is engaged, directly or indirectly, in a Competing Business, or (y) less than 10% in value of any instrument of indebtedness of a person engaged, directly or indirectly, in a Competing Business; or (ii) Parent or any of its direct or indirect Subsidiaries engaging, directly or indirectly, in a Competing Business if the Competing Business accounts for less than 10% of such Person’s consolidated annual revenues.

The term “Competing Business” means the provision of colocation, cloud computing (public, hybrid and private), managed services (system admin, storage and security), managed networks, and shared and dedicated server hosting service offerings of the Company in existence as of the Closing Date, in each case to the existing customers of the Company in Canada as of the date hereof.

5.14 No Solicitation.

(a) Promptly following its execution and delivery of this Agreement, the Parent and each of its Subsidiaries shall and shall cause their representatives to (i) cease to make available non-public information regarding the Company to any third party or its representatives (and for the avoidance of doubt promptly terminate access to any electronic data room), and (ii) cease and cause to be terminated any discussions or negotiations with any person with respect to any Alternative Proposal, and the Parent shall deliver a written notice to each such person to the effect that the Parent is ending all discussions and negotiations with such person with respect to any Alternative Proposal, effective on and from the date of this Agreement. Such notice shall also request such person to promptly return or destroy all confidential information concerning the Parent and/or its Subsidiaries. During the period commencing on the date hereof and continuing until the earlier to occur of the Closing and the date, if any, on which this Agreement is terminated pursuant to Article VIII, the Parent and its Subsidiaries shall not, and shall cause its and their respective representatives not to, directly or indirectly, knowingly, (i) solicit, initiate or encourage any inquiry with respect to, or the making, submission or announcement of, any Alternative Proposal, (ii) furnish to any person (other than the Purchaser or its designees) any non-public information relating to the Parent and/or its Subsidiaries, or afford to any person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Parent and/or its Subsidiaries (other than the Purchaser or its designees), (iii) engage in discussions regarding any Alternative Proposal with any person that has made or, to the Parent’s knowledge, is considering making, an Alternative Proposal, except to notify such person as to the existence of the provisions of this Section 5.14, (iv) approve, endorse or recommend an Alternative Proposal, or (v) cause or permit the Parent or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement with respect to any Alternative Proposal.

(b) As used in this Agreement, “Alternative Proposal” shall mean any proposal, inquiry or offer, made by any person or group (as defined under Rule 13(d) of the Exchange Act) other than the Purchaser, its Subsidiaries and/or any of their respective affiliates or representatives relating to, whether in a single transaction or series of related transactions, and whether directly or indirectly, any purchase of the Equity Interests or any sale of the assets of the Company or any other transaction that could render impossible or impede the transactions contemplated by thus Agreement.

5.15 Employee Benefits.

(a) The Purchaser agrees that each Employee who continues employment with the Purchaser or any of its Affiliates after the Closing Date (a “Continuing Employee”) shall be provided, for a period extending until the earlier of the termination of such Continuing Employee’s employment with such entities or the first anniversary of the Closing Date, with compensation and benefits that are no less favorable, in the aggregate, than the compensation and benefits provided by the Seller and/or the Company to such Continuing Employee immediately prior to the date of this Agreement. Nothing in this Agreement (i) shall require the Purchaser or any of its Affiliates to continue to employ any particular Employee following the Closing Date, or (ii) shall be construed to prohibit the Purchaser or any of its Affiliates from amending or terminating any Company Plan

(b) The Purchaser shall ensure that effective as of the Closing Date, each Continuing Employee receives full credit (for all purposes, including eligibility to participate, vesting, vacation entitlement and severance benefits, but excluding benefit accrual) for service with the Seller and/or the Company under each of the comparable employee benefit plans, programs and policies of the Purchaser or the relevant Affiliate, as applicable, in which such Continuing Employee becomes a participant; provided, however, that no such service recognition shall result in any duplication of benefits. Effective as of the Closing Date, the Purchaser shall, or shall cause the relevant Affiliate to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any applicable Company Plan or Seller Plan as of the Closing Date. With respect to each health or welfare benefit plan maintained by the Purchaser or the relevant Affiliate for the benefit of any Continuing Employees, subject only to any required approval of the applicable insurance provider, if any, the Purchaser shall (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Company Plan or Seller Plan for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by the Purchaser or the relevant Affiliate, as applicable, for the plan year in which the Closing Date occurs.

(c) No provision of this Agreement shall (i) create any third party beneficiary rights in any Continuing Employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any Continuing Employee by the Purchaser or any of its Affiliates or under any benefit plan which such entity may maintain, or otherwise, or (ii) be construed as in any way modifying or amending the provisions of any Company Plan or Seller Plan.

5.16 Non-Solicitation of Employees. From and after the Closing Date until the second (2nd) anniversary of the Closing Date, Parent will not and Parent will cause its direct or indirect Subsidiaries, whether now existing or formed or acquired after the date hereof and including the Seller (such Persons, the “Restricted Parties”), not to, directly or indirectly, solicit or endeavor to entice away, offer to employ, employ or cause to be employed, or aid or assist any other Person to solicit or employ, whether on a full-time, part-time, consulting or any other basis any of the Employees of the Company as of the Closing. Notwithstanding the provisions of this Section 5.16, the Restricted Parties shall not be precluded or otherwise prohibited from (i) hiring or employing or having hiring or employment discussions with any such person a) whose employment has been terminated by the Company or, b) who voluntarily left the employment of the Company and has not been employed by the Company in the six months prior to such discussions, and (ii) general solicitations which are not specifically targeted at the Company’s employees, or hiring employees that respond (without any direct or indirect solicitation or encouragement by any of the Restricted Parties (other than general solicitations which are not specifically targeted at the Company’s employees)) to such general solicitation.

ARTICLE VI

CLOSING CONDITIONS

6.1 Conditions to Obligations of the Seller and the Purchaser. The respective obligations of the Seller and the Purchaser to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on the Closing Date, of each of the following conditions:

(a) there shall not be in effect any Governmental Order enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and the transactions hereby shall not have been prohibited or made illegal by any applicable Law; and

(b) there shall not be pending any action or proceeding in the United States or Canada brought by a Governmental Authority that has a more likely than not chance of success of enjoining, preventing or prohibiting (i) the consummation of the sale and purchase of the Equity Interests or (ii) the conduct by the Company of the Business immediately after the Closing on substantially the same basis as heretofore conducted.

6.2 Additional Conditions to Obligation of the Purchaser. The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by the Purchaser in whole or in part in its sole discretion):

(a) The Fundamental Representations shall be true and correct in all but de minimis respects as of the Closing (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) with the same force and effect as though made on and as of the Closing. The other representations and warranties of Parent and Seller contained in Article III of this Agreement (in each case, without taking into account a “Material Adverse Effect” or other materiality qualifiers) shall be true and correct on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) with the same force and effect as if made on and as of the Closing Date, except in each case to the extent that the failure of such representations and warranties to be so true and correct would not reasonably be expected to result in a Material Adverse Effect;

(b) the Seller shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(c) the Seller shall have delivered to the Purchaser written resignations, in form and substance reasonably satisfactory to the Purchaser, of (i) each director of the Company, and (ii) those officers and managers of the Company that are, and will be immediately after giving effect to the Closing, employees of the Seller or its Affiliates (other than the Company), and such resignations shall remain in full force and effect;

(d) the Seller shall have executed and delivered to the Purchaser evidence of the assignment and transfer of the Equity Interests to the Purchaser by the Seller effective as of the Closing;

(e) the Purchaser shall have received a duly executed counterpart of the employment agreement between AJ Byers and the Purchaser, dated as of the date hereof;

(f) the Purchaser shall have received a fully executed copy of an addendum to the Asset Purchase Agreement, dated as of January 1, 2013, by and between Seller and the Company, substantially in the form attached as Exhibit E hereto;

(g) since the date hereof, a Material Adverse Effect shall not have occurred; and

(h) all landlord consents listed in the Disclosure Schedule as required landlord consents shall have been made, given or obtained on terms satisfactory to the Purchaser, acting reasonably, and all filings, notices and authorizations listed in the Disclosure Schedule, shall have been made, given or obtained.

6.3 Additional Conditions to Obligation of the Seller. The obligation of the Seller to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by the Seller in whole or in part in its sole discretion):

(a) The Fundamental Representations in Article IV of this Agreement shall be true and correct in all respects as of the Closing (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) with the same force and effect as though made on and as of the Closing. The other representations and warranties of the Purchaser contained in Article IV of this Agreement (in each case, without taking into account any “Material Adverse Effect” or other materiality qualifications) shall be true and correct on the date hereof and on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) with the same force and effect as if made on and as of the Closing Date, except in each case to the extent that the failure of such representations and warranties to be so true and correct would not reasonably be expected to result in a Purchaser Material Adverse Effect;

(b) the Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(c) the Seller and the Company shall have entered into the License Agreement;

(d) the Seller and the Company shall have entered into each of the Commercial Agreements; and

(e) the Purchaser shall have delivered to the Seller the Purchase Price pursuant to Section 1.2.

6.4 Frustration of Closing Conditions. Neither the Purchaser nor the Seller may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s (or its Affiliate’s) failure to act in good faith or to use its commercially reasonable efforts to cause the Closing to occur, as required by Section 5.2.

ARTICLE VII

CERTAIN TAX MATTERS

7.1 Liability.

(a) Subject to the procedures and other provisions of Article IX, the Seller shall indemnify the Purchaser and hold it harmless from and against all Taxes (or the non-payment thereof) of the Company, the Parent or the Seller for all Pre-Closing Tax Periods. Any claims pursuant to this Section 7.1(a) shall not be subject to the limitations set forth in Section 9.3.

(b) For purposes of this Article VII, any liability for Taxes attributable to a taxable period that begins before and ends after the Closing Date (a “Straddle Period”) shall be apportioned between the portion of such period ending on the Closing Date (the “Pre-Closing Straddle Period”) and the portion beginning on the day after the Closing Date (the “Post-Closing Straddle Period”) (i) in the case of any Taxes other than sales or use taxes, value-added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, by apportioning such Taxes on a per diem basis and (ii) in the case of any sales or use taxes, value-added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, on the basis of a closing of the books as of the close of business on the Closing Date. To the extent that any Tax for a Straddle Period is based on the greater of a Tax on net income, on the one hand, and a Tax measured by net worth or some other basis not otherwise measured by income, on the other hand, the portion of such Tax related to the Pre-Closing Straddle Period and the Post-Closing Straddle Period will be determined based on the foregoing and based on the manner in which the actual Tax liability for the entire Straddle Period is determined. In the case of a Tax that is (i) paid for the privilege of doing business during a period (a “Privilege Period”) and (ii) computed based on business activity occurring during an accounting period ending prior to such Privilege Period, any reference to a “Tax period,” a “tax period,” or a “taxable period” shall mean such accounting period and not such Privilege Period.

7.2 Tax Returns.

(a) The Seller shall prepare and file, or cause to be prepared and filed, when due all Tax Returns that are required to be filed by or with respect to the Company and/or the Business on or prior to the Closing Date, and the Seller shall prepare such Tax Returns, or cause such Tax Returns to be prepared, in a manner consistent with past practices and shall remit, or cause to be remitted, all Taxes shown as due on such Tax Returns.

(b) The Seller shall prepare or cause to be prepared all income Tax Returns that are required to be filed by or with respect to the Company after the Closing Date that relate to a Pre-Closing Tax Period. The Purchaser shall file or cause to be filed such Tax Returns and will remit, or cause to be remitted, any Taxes due in respect of such Tax Returns. All such Tax Returns shall be prepared in a manner consistent with past practices and in accordance with applicable Law. The Seller shall deliver a draft of any such Tax Return to the Purchaser for its review at least thirty (30) days before the due date of such Tax Returns. If the Purchaser disputes any item on any such draft Tax Return, it shall notify the Seller of such disputed item (or items) and the basis for its objection. The parties shall act in good faith to resolve any such dispute at least five (5) days before the due date of such Tax Return.

(c) The Purchaser shall prepare all other Tax Returns of the Company that relate to a Pre-Closing Tax Period. All such Tax Returns relating to Taxes for which the Seller is liable under Sections 7.1 and 9.2(a) will be prepared on the same basis and applying the same accounting principles, policies and practices that have been used in preparing historical Tax Returns for the Company, except as otherwise required by applicable Law.

7.3 Cooperation on Tax Matters; Contests.

(a) The Purchaser and the Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Article VII and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such Tax Return, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Purchaser and the Seller agree (A) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Purchaser or the Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give each other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, each of Parent and the Seller shall allow the requesting party to take possession of such books and records.

(b) Subject to Section 7.5, the Purchaser and the Seller further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(c) After the Closing Date, the Purchaser shall notify the Seller within ten (10) days of the commencement of any notice of Tax deficiency, proposed Tax adjustment, Tax assessment, Tax audit, Tax examination or other administrative or court proceeding, suit, dispute or other claim with respect to Taxes (a “Tax Claim”) affecting the Taxes of or with respect to the Company that, if determined adversely to the taxpayer or after the lapse of time would reasonably be expected to result in an increase in Tax liability of the Seller or its Affiliates. Thereafter, the Purchaser shall deliver to the Seller, as promptly as possible but in no event later than ten (10) days after receipt thereof, copies of all relevant notices and documents (including court papers) received by the Purchaser or any of its Affiliates. The Seller shall have the right to control the conduct of any such Tax Claim (at its own expense) and shall have the right to settle any such Tax Claim.

(d) If any Tax Claim is of a nature such that the Company is required by applicable Law to make a payment to any Taxing Authority with respect to such Tax Claim before the completion of settlement negotiations or related legal proceedings, the Purchaser may make (or cause to be made) such payment and the Sellers shall, forthwith after demand by the Purchaser to the Seller be paid such payment by the Seller. If the amount of any liability under the Tax Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid to the Purchaser under this Section 7.3(d) the Purchaser shall, forthwith after receipt of the difference from the Taxing Authority, pay (or cause to be paid) such difference to the Seller, plus any interest thereon received by the Purchaser from such Taxing Authority, less any Taxes payable by the Purchaser on such interest, as reasonably determined by the Purchaser.

7.4 Tax Sharing Agreements. All Tax sharing agreements or similar agreements with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder.

7.5 Post-Closing Actions. The Purchaser, the Company and each of their Affiliates shall not take or advocate any position with respect to Taxes of any of the Company that reasonably could be expected to adversely affect the Tax liability of the Company in a taxable period ending on or prior to the Closing Date unless the Seller has consented in writing to such action. Parent shall not file, or permit to be filed, any elections under Section 338 of the Code with respect to the transactions contemplated under this Agreement.

7.6 Tax Refunds. The Seller shall be entitled to any credit or refund of Taxes of the Company or Taxes imposed with respect to the Business for any Pre-Closing Tax Period except to the extent such refunds were included as an asset in Closing Working Capital. The Purchaser shall, if the Seller so requests, file for and obtain any such Tax refunds or credits to which the holders are entitled hereunder. The Purchaser shall forward to the Seller the benefit of any such Tax refund or credit within ten (10) days after the Tax refund or credit is received, either pursuant to a cash payment or through the reduction of a Tax liability.

7.7 Transfer Taxes. Except as expressly set forth herein, all transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be borne fifty percent (50%) by the Purchaser and fifty percent (50%) by the Seller.

7.8 Tax Elections. The Purchaser will not make, and agrees to prevent the Company from making, any Tax elections that could reasonably be expected to materially adversely affect the Seller without the agreement of the Seller, which agreement may be withheld for any reason.

7.9 Non-Competition. The parties agree that:

(a) the covenants described in Section 5.13 (the “Restrictive Covenants”) are undertakings of the Parent and its direct and indirect Subsidiaries not to provide, directly or indirectly, property or services in competition with the property or services provided or to be provided by the Purchaser or a Person related to the Purchaser;

(b) the Restrictive Covenants are integral to this Agreement and have been granted to maintain or preserve the fair market value of the shares of the capital stock of the Company that are to be disposed of to the Purchaser pursuant to this Agreement;

(c) no portion of the Purchase Price is allocated to the Restrictive Covenants and no proceeds are received or receivable by the Parent or its Subsidiaries or the Seller for granting the Restrictive Covenants; and

(d) proposed subsection 56.4(5) of the Income Tax Act (Canada) shall apply to the Restrictive Covenants.

7.10 Restrictive Covenants Indemnity. The Seller and the Parent agree to indemnify and hold harmless the Purchaser for any Tax, penalties and interest payable or assessed against the Purchaser by reason of or in the event of any non-compliance with paragraph 212(1)(i) of the Income Tax Act (Canada) by virtue of the non-application of proposed subsection 56.4(5) of the Income Tax Act (Canada) with respect to the Restrictive Covenants.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Closing as follows:

(a) by mutual written consent of the Parent, the Seller and the Purchaser;

(b) by the Parent or the Purchaser on or after April 17, 2013 if the Closing shall not have occurred by the close of business on such date; provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to the Parent, the Seller or the Purchaser, as the case may be, if such party has breached in any material respect any of its covenants or other obligations hereunder in a manner that has been the principal cause of the failure to consummate the Closing on or prior to such time; and

(c) by the Parent, the Seller or the Purchaser if there shall be in effect a final non-appealable Governmental Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

8.2 Effect of Termination and Abandonment. In the event of termination of this Agreement pursuant to this Article VIII, this Agreement (other than the provisions set forth in the first sentence of Section 5.4(a), Section 5.8, Section 8.2, Article VIII and Article X) shall become void and of no effect with no liability on the part of any party hereto (or any of their respective Affiliates or representatives); provided, however, that (a) nothing herein shall relieve any party hereto from liability for any breach of any representation, warranty, covenant or agreement in this Agreement prior to the date of termination and (b) nothing herein shall relieve any party hereto from any liability for damages resulting from any willful or intentional breach of this Agreement.

ARTICLE IX

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

9.1 Survival. The representations and warranties of the parties contained in this Agreement shall survive the Closing until the Escrow Release Date; provided, however, that the representations and warranties contained in Sections 3.4(a), 3.4(b), 3.4(c) and 3.7(o) (collectively, the “Fundamental Representations”) shall survive indefinitely or until the latest date permitted by law. Any covenants or agreements contained in the Agreement that by their terms are to be performed after the Closing Date shall survive until fully discharged. Notwithstanding the foregoing, any breach of representation, warranty, covenant or agreement in respect of which an indemnity claim is brought pursuant to the terms of this Agreement prior to the Escrow Release Date shall survive the time at which it would otherwise terminate pursuant to the preceding sentences if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time in accordance with Section 9.4.

9.2 Indemnification.

(a) Subject to the limitations, procedures and other provisions of this Article IX, the Seller and the Parent (the “Seller Indemnifying Parties”) shall indemnify, defend and hold harmless (in each case on a joint and several basis) the Purchaser and its officers, directors, employees and agents (in each case in their capacity as an officer, director, employee or agent), and the successors to the foregoing (and their respective officers, directors, employees and agents, in each case in their capacity as an officer, director, employee or agent) (each a “Purchaser Indemnified Party”) against any and all liabilities, damages, losses and all costs or expenses, including reasonable attorneys’ and consultants’ fees and expenses incurred in respect of Third-Party Claims or claims between the parties hereto (“Damages”), incurred or suffered as a result of or arising out of (i) any breach or inaccuracy of any representation or warranty made (or deemed made on and as of the Closing pursuant to Section 6.2(a)) by the Seller set forth in Article III; (ii) the breach of any covenant or agreement made or to be performed by the Seller pursuant to this Agreement; and (iii) any indemnity for Taxes pursuant to Article VII.

(b) Subject to the limitations, procedures and other provisions of this Article IX, the Purchaser shall indemnify, defend and hold harmless the Seller and its officers, directors, employees and agents (in each case in their capacity as an officer, director, employee or agent), and the successors to the foregoing (and their respective officers, directors, employees and agents, in each case in their capacity as an officer, director, employee or agent) (each a “Purchaser Indemnified Party”) against Damages incurred or suffered as a result of or arising out of (i) any breach or inaccuracy of any representation or warranty made (or deemed made pursuant to Section 6.3(a)) by the Purchaser set forth in Article IV, (ii) the breach of any covenant or agreement made or to be performed by the Purchaser pursuant to this Agreement; and (iii) obligations or other Damages under the Leases set forth on Section 9.2(b) of the Disclosure Schedule arising after the Closing.

9.3 Limitations on Indemnification Payments.

(a) The aggregate liability of the Seller Indemnifying Parties under this Agreement (i) with respect to Section 9.2(a)(i) (other than with respect to any inaccuracy in or breach of any Fundamental Representation) and (ii) with respect to Section 9.2(a)(ii) (other than with respect to any breach of Section 5.4(b)) will not exceed the Escrow Amount, and (iii) with respect to any inaccuracy in or breach of any Fundamental Representation or a breach of Section 5.4(b), will not exceed the Purchase Price.

(b) The Seller Indemnifying Parties will not be liable under Section 9.2(a)(i) (except with respect to any inaccuracy in or breach of any Fundamental Representation) unless the aggregate amount of Damages under such Section, taken together, exceeds US$500,000 (the “Indemnity Deductible”) and, furthermore, then only to the extent that such Damages exceed the Indemnity Deductible. Notwithstanding anything to the contrary set forth herein, the Indemnity Deductible will not apply to the obligations of the Seller Indemnifying Parties to indemnify the Purchaser (i) in connection with any inaccuracy in or breach of any Fundamental Representation made by the Seller, or (ii) in respect of Damages indemnifiable pursuant to Section 9.2(a)(ii) or (iii).

9.4 Procedures.

(a) If any Person entitled to seek indemnification under this Agreement (an “Indemnified Party”) receives notice of the assertion or commencement of any Third-Party Claim against such Indemnified Party with respect to which the Person against whom or which such indemnification is being sought (an “Indemnifying Party”) is obligated to provide indemnification under this Agreement, the Indemnified Party will give such Indemnifying Party reasonably prompt written notice thereof, but in any event not later than twenty (20) days after receipt of such notice of such Third-Party Claim. Such notice by the Indemnified Party will include a copy of the notice of the assertion or commencement of such Third-Party Claim (to the extent available) and describe the basis for the Indemnified Party’s good faith belief that it is entitled to indemnification hereunder, and indicate the estimated amount, if reasonably estimable, of the Damages that have been or may be sustained by the Indemnified Party. In the event of a Third Party Claim, the Indemnifying Party will be entitled to participate in the defense thereof and, if it so chooses, assume control of the defense thereof (subject to the limitations set forth in Article IX) by giving to the Indemnified Party written notice within twenty (20) days after receipt of the notice contemplated in the preceding sentence of its intention to assume control of the defense of such Third Party Claim, and the Indemnifying Party will not be liable for any legal expenses (subject to the limitations set forth in Article IX) subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, however, that the Indemnified Party may participate in the defense of such Third Party Claim with its own counsel at its own expense. The Indemnified Party may take any actions reasonably necessary to defend such Third-Party Claim prior to the time that it receives notice from the Indemnifying Party as contemplated in the preceding sentence. If the Indemnifying Party does not elect to assume control of the defense of such Third Party Claim, the Indemnified Party may assume and control its own defense without prejudice to the ability of the Indemnified Party to enforce its claim for indemnification hereunder, and the Indemnifying Party will be liable for all reasonable costs and expenses (including legal expenses) paid or incurred by the Indemnified Party in conducting such defense if the Indemnified Party is entitled to indemnification hereunder; provided, however, that the Indemnifying Party shall not be liable for the costs and expenses of more than one counsel for all Indemnified Parties.

(b) Without the prior written consent of the Indemnified Party, the Indemnifying Party will not enter into any settlement of any Third-Party Claim which would lead to liability or create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder, or which provides for injunctive or other non-monetary relief applicable to the Indemnified Party, or which involves any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party, or does not include a complete and unconditional release of all Indemnified Parties. The Indemnified Party shall not settle a Third Party Claim without obtaining the consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed) and any such settlement without the Indemnifying Party’s consent shall be deemed a waiver of the Indemnified Party’s right to indemnification hereunder with respect to such Third Party Claim. The Indemnified Party will provide the Indemnifying Party with reasonable access during normal business hours to books, records and employees of the Indemnified Party necessary in connection with the Indemnifying Party’s control of or participation in the defense of any Third-Party Claim which is the subject of a claim for indemnification by an Indemnified Party hereunder.

(c) Any claim by an Indemnified Party on account of Damages that does not result from a Third-Party Claim (a “Direct Claim”) will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof. Such notice by the Indemnified Party will describe the Direct Claim in reasonable detail the basis for the Indemnified Party’s good faith belief that it is entitled to indemnification hereunder, and indicate the estimated amount, if reasonably estimable, of the Damages that have been or may be sustained by the Indemnified Party. The Indemnifying Party will have a period of twenty (20) days within which to respond in writing to such Direct Claim. If the Indemnifying Party objects to such Direct Claim it shall give the Indemnified Party prompt written notice thereof (such notice to describe, in reasonable detail, the reasons for the Indemnifying Party’s good faith belief that it is not required to provide indemnification hereunder). If the Indemnifying Party does not so respond within such twenty (20) day period, the Indemnifying Party will be deemed to have accepted such claim. In the event that the Indemnifying Party objects to any Direct Claim, the Indemnified Party will be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement. In the event that the Indemnifying Party accepts or is deemed to have accepted any Direct Claim, it shall promptly pay or cause to be paid all amounts arising out of such Direct Claim to the Indemnified Party.

(d) A failure to give timely notice as provided in Section 9.4(a), Section 9.4(b) or Section 9.4(c) will not affect the rights or obligations of any party hereunder, except and only to the extent that, as a result of such failure, any party which was entitled to receive such notice was materially prejudiced as a result of such failure.

(e) Any amounts to be paid by the Seller Indemnifying Parties in respect of indemnification obligations pursuant to Section 9.2(a) shall be made from the Escrow Account pursuant to the Escrow Agreement; provided that, from and after depletion of the Escrow Account, any amounts to be paid by the Seller Indemnifying Parties in respect of indemnification obligations under (x) Section 9.2(a)(i) solely in respect of any breach or inaccuracy of any Fundamental Representation, (y) Section 9.2(a)(ii) solely in respect of any breach of Section 5.4(b), and (z) Section 9.2(a)(iii), shall be paid directly by the Seller or Parent by wire transfer of immediately available funds to an account designated by Purchaser.

9.5 No Setoff. Except as otherwise provided in this Agreement, neither the Purchaser nor the Seller Indemnifying Parties shall have any right to setoff any Damages against any payments to be made by either of them pursuant to this Agreement or otherwise.

9.6 Adjustments for Insurance and Tax Benefits. If the Indemnifying Party requests, an Indemnified Party shall submit a claim under any insurance policy available to the Indemnified Party with respect to such Damages; provided that such submission shall not absolve the Indemnifying Party from promptly making indemnification payments under this Article IX pending resolution of such insurance claim. The amount of any insurance proceeds actually collected by such Indemnified Party shall be remitted by the Indemnified Party to the Indemnifying Party, net of any amounts incurred by the Indemnified Party in seeking such collection and net of any increase in insurance premiums, if (and only if) the Indemnifying Party has actually reimbursed the Indemnified Party for such amount in accordance with the provisions of this Section 9.6. The amount of any Damages for which indemnification is sought pursuant to this Article IX shall be reduced by the value of any Tax benefit actually realized by the Indemnified Party as a result of any such Damages net of any increase in the Tax liability of the Indemnified Party as a result of the receipt of any indemnity payment (but only to the extent such Tax benefit results in a reduction in the Indemnified Party’s cash Tax liability as reasonably determined by such Indemnified Party).

9.7 Subrogation. Upon making any payment to an Indemnified Party for any indemnification claim pursuant to this Article IX, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party or its Affiliates may have against any other Persons (including any insurance company) with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall take such actions as the Indemnifying Party may reasonably require to perfect such subrogation or to pursue such rights against such other Persons (including any insurance company) as the Indemnified Party or its Affiliates may have.

9.8 Duty To Mitigate. The Purchaser agrees that if there is any breach or other condition giving rise to an indemnification obligation by the Seller or the Parent under this Agreement, other than with respect to Tax matters, the Purchaser shall (and the Purchaser shall cause the Purchaser Indemnified Parties to) take (and if requested by the Seller or the Parent, cooperate (and Purchaser shall cause the Purchaser Indemnified Parties to so cooperate) with the Seller or the Parent in order to take) all commercially reasonable steps and measures to mitigate the effect, results, damages and consequences of such breach or other condition. The Seller agrees that if there is any breach or other condition giving rise to an indemnification obligation by the Purchaser under this Agreement, the Seller shall (and the Seller shall cause the Seller Indemnified Parties to) take (and if requested by Purchaser, cooperate (and the Seller shall cause the Seller Indemnified Parties to so cooperate) with Purchaser in order to take) all commercially reasonable steps and measures to mitigate the affect, results, damages and consequences of such breach or other condition.

9.9 No Duplication. Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

9.10 Limitation on Types of Damages. IN NO EVENT SHALL ANY PARTY BE LIABLE UNDER THIS AGREEMENT FOR ANY AMOUNTS IN RESPECT OF, AND IN NO EVENT SHALL DAMAGES BE DEEMED TO INCLUDE INDIRECT OR PUNITIVE DAMAGES, EXCEPT IF AND TO THE EXTENT ANY SUCH DAMAGES ARE RECOVERED AGAINST AN INDEMNIFIED PARTY PURSUANT TO A THIRD PARTY CLAIM.

9.11 Sole Remedy.

(a) The parties agree that, except as otherwise provided in Section 1.4, Article VII, and this Section 9.11, from and after the Closing, the sole and exclusive remedy of any party hereto with respect to this Agreement or any other claims relating to the Business, the events giving rise to this Agreement and the transactions provided for herein or contemplated hereby shall be limited to the indemnification provisions set forth in this Article IX.

(b) Notwithstanding any other provision of this Agreement, the parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity, without any requirement to the securing or posting of any bond in connection with such remedy.

9.12 Treatment of Indemnity Claims. Any indemnification payment by the Seller pursuant to this Article IX shall be treated as an adjustment to the Final Purchase Price hereunder.

ARTICLE X

MISCELLANEOUS

10.1 Notices. Any notice, request, instruction or other communication required or permitted hereunder shall be in writing and delivered personally, sent by reputable overnight courier service (charges paid by sender), sent by registered or certified mail (postage prepaid), or sent by facsimile, according to the instructions set forth below. Such notices shall be deemed given: at the time delivered by hand, if personally delivered; one business day after being sent, if sent by reputable overnight courier service; at the time receipted for (or refused) on the return receipt, if sent by registered or certified mail; and at the time when confirmation of successful transmission is received by the sending facsimile machine, if sent by facsimile:

(a)	if to the Seller or to Parent:

Primus Telecommunications Group, Incorporated, and

Primus Telecommunications Canada Inc.

7901 Jones Branch Drive

Suite 900

McLean, VA 22102

Attention: Chief Financial Officer

Facsimile No.: (703) 650-4295

Primus Telecommunications Group, Incorporated

460 Herndon Parkway

Suite 150

Herndon, VA 20170

Attention: Chief Financial Officer

Facsimile No.: (703) 650-4295

Primus Telecommunications Group, Incorporated, and

Primus Telecommunications Canada Inc.

7901 Jones Branch Drive

Suite 900

McLean, VA 22102

Attention: General Counsel

Facsimile No.: (703) 650-4295

Primus Telecommunications Group, Incorporated, and

Primus Telecommunications Canada Inc.

460 Herndon Parkway

Suite 150

Herndon, VA 20170

Attention: General Counsel

Facsimile No.: (703) 650-4295

with a copy to:

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, California 94111

Attention: C. Brophy Christensen, Esq.

Paul S. Scrivano, Esq.
Facsimile: (415) 984-8701
E mail:	bchristensen@omm.com
pscrivano@omm.com

(b)	if to the Purchaser:

333 Bloor Street East

9th Floor

Toronto, Ontario M4W 1G9

Attention: David P. Miller

Facsimile No.: (416) 935-3548

with a copy to:

Torys LLP

Suite 3000

79 Wellington Street West

Box 270, TD Centre

Toronto, Ontario M5K 1N2

Attention: Adam Armstrong

Facsimile No.: (416) 865-7380

-and to-

Torys LLP

1114 Avenue of the Americas

23rd Floor

New York, New York

10036.7703 U.S.A.

Attention: Stefan Stauder

Facsimile No.: (212) 682-0200

or to such other address or to the attention of such other party that the recipient has specified by prior notice to the other party in accordance with the preceding.

10.2 Certain Definitions; Interpretation.

(a) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.

(ii) “Ancillary Agreements” means the Transition Services Agreement, the Escrow Agreement, the License Agreement and the Commercial Agreements.

(iii) “Business” means the data center business as currently conducted by the Company with the existing customers and service offerings of the Company on the Closing Date in Canada.

(iv) “business day” means any day other than a Saturday, Sunday or a day on which the major banks are closed for business in Toronto, Ontario.

(v) “Cash and Cash Equivalents” of any Person, as of any date, means the cash and cash equivalents required to be reflected as cash and cash equivalents on a consolidated balance sheet of such Person and its Subsidiaries as of such date prepared in accordance with GAAP.

(vi) “Closing Working Capital” means the positive or negative sum of (A) the total current assets of the Company (excluding Cash and Cash Equivalents) less (B) the total current liabilities of the Company (excluding Indebtedness), in each case, as of the opening of business on the Closing Date and calculated in accordance with the same accounting principles, policies and practices that were used in preparing the Balance Sheet and in accordance with the calculation of the sample statement of Closing Working Capital set forth on Section 10.2(a) of the Disclosure Schedule.

(vii) “Code” means the Internal Revenue Code of 1986, as amended.

(viii) “Contract” means any written contract, agreement, lease, license, sales order, purchase order, indenture, note, bond, loan, instrument, lease, commitment or other arrangement or agreement that is binding on any Person or any part of its property under applicable Law.

(ix) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock, as trustee or executor, by Contract or credit arrangement or otherwise.

(x) “Encumbrances” means any mortgages, liens, pledges, security interests, defects, exceptions, rights of way, restrictions, covenants, claims or other encumbrances of any nature whatsoever.

(xi) “Escrow Agreement” means the Escrow Agreement substantially in the form attached hereto as Exhibit B (with such revisions as required by the Escrow Agent to the extent reasonably acceptable to the Purchaser and the Seller), to be entered into on the Closing Date by and among the Purchaser, the Escrow Agent and the Seller.

(xii) “Escrow Release Date” means the date that is fifteen (15) months after of the Closing Date; provided, however, that if there exists a pending claim in respect of any claim for indemnification submitted to the Seller and the Escrow Agent pursuant to the terms of the Escrow Agreement, the Escrow Amount in respect of such pending claim shall not be released until three (3) Business Days after the final resolution of any such claim as more specifically set forth in the Escrow Agreement.

(xiii) “GAAP” means generally accepted accounting principles as in effect in Canada, applied on a basis consistent with the Company’s past practice.

(xiv) “Governmental Authority” means Canada, any provincial or other political subdivision thereof, and any other foreign or domestic entity exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any government authority, agency, department, corporation, board, commission, court, tribunal or instrumentality of Canada or any foreign entity, any state of Canada or any political subdivision of any of the foregoing.

(xv) “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

(xvi) “Indebtedness” of any Person at any date means (A) the principal of and interest accrued on (1) indebtedness for money borrowed and (2) indebtedness evidenced by notes, debentures, bonds or other similar instruments; (B) all obligations issued or assumed as the deferred purchase price for property, equity interests or other assets (including, in the case of the Company, any deferred purchase price owing by the Company under the Tango Agreement, but excluding accounts payable arising in the ordinary course of business); (C) all obligations for the reimbursement of any obligor on any letter of credit or similar credit transaction securing obligations of a Person other than the Company or of a type described in clauses (A) and (B) above and (D) below, but only to the extent of the obligation secured; (D) all prepayment premiums and penalties, and any other fees, breakage charges, expenses, indemnities and other amounts payable as a result of the prepayment or discharge of any Indebtedness of the type referred to in clauses (A) through (C) above; (E) all reimbursement obligations under guarantees of obligations of other Persons of the type referred to in clauses (A) through (D) above; (F) any lease obligation of such Person capitalized on the books and records of such Person; and/or (G) any security deposits held by the Company for the benefit of third parties; provided that, for the avoidance of doubt, Indebtedness shall not include (i) any commitments, obligations or liabilities under indefeasible right of use agreements and (ii) in the case of the Company, current liabilities to the extent included in Closing Working Capital.

(xvii) “Investment Canada Act” means the Investment Canada Act, R.S.C., c. 28 (1st Supp.), as amended.

(xviii) “Key Assets” means (A) the customer management, billing and provisioning software system and (B) the network assets and equipment.

(xix) “knowledge” (A) with respect to the Parent or the Seller shall mean the actual knowledge of the individuals identified on Section 10.2(a) of the Disclosure Schedule that would have been acquired in the ordinary course of such individual’s regular performance of such individual’s employment (and without such individual engagement in willful blindness) and (B) with respect to the Purchaser shall mean the actual knowledge of the individuals identified on Section 10.2(a) of the Disclosure Schedule.

(xx) “Law” means any law, statute, ordinance, rule or regulation of any Governmental Authority, or any binding agreement with any Government Authority binding upon a Person or its assets.

(xxi) “Made Available” means that the information referred to (A) has been actually delivered (whether by email transmission, hand delivery or orally) to the Purchaser or to its outside legal counsel or (B) was posted on the “data site” maintained by the Seller for purposes of the transactions contemplated by this Agreement, in each case, on or prior to the execution of this Agreement.

(xxii) “Material Adverse Effect” means any change, effect, event, situation, condition or circumstance that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, results of operations or financial condition of the Company; provided, that the term “Material Adverse Effect” does not, and shall not be deemed to, include any of the following, either alone or in combination, and none of the following shall be taken into account in determining whether there has been or would be a Material Adverse Effect: (a)(1) changes in general economic or political conditions or the securities, banking, credit, currency, commodities, capital or financial markets in general (including general changes to monetary policy, inflation, interest rates, exchange rates or stock, bond or debt prices) in Canada or in any other geographic market, (2) changes that are generally applicable to the industries in which the Company operates (including any competitive and/or technological changes relevant to such industries), (3) changes in general legal, regulatory or political conditions, including the adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any Law after the date hereof, or changes in GAAP or in other applicable accounting standards (or in the interpretation thereof), (4) the announcement or performance of this Agreement or the consummation of the transactions contemplated by this Agreement, including the threatened or actual impact thereof on relationships, contractual or otherwise, with current or prospective customers, suppliers, vendors, distributors, partners, employees or landlords, (5) the identity of the Purchaser or any of its Affiliates as the acquiror of the Company or any facts or circumstances concerning the Purchaser or any of its Affiliates, (6) compliance with the terms of, or the taking of any action required or contemplated by, this Agreement or action or inaction consented to or requested by the Purchaser, (7) natural disasters, weather events, geopolitical conditions, acts or threats of war, sabotage or terrorism, military actions or the escalation or worsening thereof, (8) the outcome of any litigation, claim or other proceeding described in the Disclosure Schedule or (9) any increase in the cost or availability of the financing necessary for the Purchaser to consummate the transactions contemplated by this Agreement, except, in the case of the foregoing clauses (1), (2), (3) and (7), to the extent such changes or developments referred to therein have a materially disproportionate impact on the Company, relative to other companies in the industries and in the geographic markets in which the Company operates after taking into account the size of the Company relative to such other companies (but only to the extent of such materially disproportionate impact) or (b) any failure, in and of itself, to meet internal or published projections, forecasts, estimates, performance measures, operating statistics or revenue or earnings predictions for any period or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof (provided that the reasons underlying such failure or revision shall be taken into account for purposes of determining whether a Material Adverse Effect has occurred).

(xxiii) “Net Closing Date Cash” means the excess of (i) Cash and Cash Equivalents of the Company, calculated in a manner consistent with the sample calculation set forth on Section 10.2(a) of the Disclosure Schedule over (ii) the aggregate amount (if any) of the Company’s outstanding indebtedness for borrowed money on the Closing Date and the Company’s outstanding guarantees of indebtedness for borrowed money of any other Person on the Closing Date.

(xxiv) “Permit” means any permit, franchise, authorization, license, certificate, registration, consent or other approval issued or granted by any Governmental Authority.

(xxv) “Permitted Encumbrances” means (A) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the ordinary course of business for amounts not yet delinquent or which are being contested in good faith by appropriate legal proceedings, (B) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (C) Encumbrances for Taxes and other governmental charges that are not due and delinquent or may thereafter be paid without penalty, (D) imperfections of title, restrictions or encumbrances, if any, which imperfections of title, restrictions or other encumbrances do not, individually or in the aggregate, materially impair the continued use and operation of the specific assets to which they relate or (E) any state of facts that a survey would disclose.

(xxvi) “Person” means an individual, corporation, partnership, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization, Governmental Authority or other entity or group.

(xxvii) “Pre-Closing Tax Period” means any Tax period (or portion thereof) that ends on or before the Closing Date, including the portion through the end of the Closing Date of any Straddle Period.

(xxviii) “Purchaser Material Adverse Effect” means any material adverse change in or material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(xxix) “Securities Act” means the Securities Act of 1933, as amended.

(xxx) “Subsidiary” of any party shall mean any corporation, limited liability company, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

(xxxi) “Tango Agreement” means that certain Share Purchase Agreement, dated August 1, 2012, by and among Seller, DL Tremblay Holdings (2008) Inc., DA Charland Holdings Inc., Tango Technology Group Inc., Dean Tremblay, Linda Tremblay, Danny Charland and Anne Marie Depault.

(xxxii) “Target Working Capital” means an amount equal to negative One Million Three Hundred Fifty Thousand dollars CAD$(1,350,000).

(xxxiii) “Tax Return” means any report, return or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

(xxxiv) “Taxes” means any and all domestic or foreign, federal, provincial, state, local or other taxes, duties, fees, levies or other charges or assessments of any kind (together with any and all interest, penalties and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes with respect to income, franchises, windfall or other profits, gross receipts, gains, property, capital, sales, use, capital stock, employment, unemployment, social security, unclaimed property, payroll, customs duties, transfer, license, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added (whether imposed directly or by way of a withholding obligation, as a transferee or successor, by contract or otherwise).

(xxxv) “Taxing Authority” means the Canada Revenue Agency, the Internal Revenue Service and any other domestic or foreign Governmental Authority responsible for the administration or collection of any Taxes.

(xxxvi) “Third Party Claim” means any pending claim, demand, action, suit or proceeding made or brought by any Person who or which is not a party to this Agreement or who or which is not related to any party to this Agreement.

(xxxvii) “Transaction Expenses” means any unpaid expenses incurred by the Company in connection with the evaluation, negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby through and including the Closing Date (including fees and expenses for legal and other advisors).

(b) When a reference is made in this Agreement to Articles, Sections or the Disclosure Schedule, such reference is to an Article or a Section of, or the Disclosure Schedule to, this Agreement, unless otherwise indicated. When a reference is made in this Agreement to a party or parties, such reference is to parties to this Agreement, unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be understood to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have such defined meanings when used in the Disclosure Schedule, the Transition Services Agreement, the License Agreement, the Commercial Agreements or any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Unless otherwise indicated, references to “dollars” or “$” shall mean Canadian dollars. For purposes of this Agreement, wherever the Canadian dollar equivalent of an amount denominated in US dollars (or the US dollar equivalent of an amount denominated in Canadian dollars) is required to be determined, the applicable rate of exchange shall be the most favorable spot exchange rate determined by the Person paying or disbursing such amounts to be available to it at the relevant time.

10.3 Severability. If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. To the extent permitted by applicable Law, the Parties waive any provision of Law which renders any provision of this Agreement invalid or unenforceable in any respect. The Parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which is as close as possible to that of the invalid or unenforceable provision which it replaces.

10.4 Entire Agreement. This Agreement, including all exhibits hereto, the Disclosure Schedule, the Transition Services Agreement, the License Agreement, the Commercial Agreements, the Escrow Agreement and the Confidentiality Agreement constitute the entire agreement and supersede any and all other prior agreements and undertakings, both written and oral, between or among the parties hereto with respect to the subject matter hereof and thereof.

10.5 Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Parent, the Seller and the Purchaser, or in the case of a waiver, by the party against whom the waiver is to be effective. Any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by any other party hereto with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Parent, the Seller or the Purchaser in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

10.6 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, that the Purchaser may assign without any such written consent, its right to acquire the Equity Interests to Rogers Data Services Inc., a British Columbia corporation; provided, further, that any assignment pursuant to the preceding proviso shall not relieve Purchaser of any obligation under this Agreement (including the obligation to consummate the Closing and the indemnification obligations set forth in Article IX), with Purchaser to remain liable, jointly and severally, with the assignee for all such obligations under this Agreement; provided, further, that the Seller may assign without any such written consent, any or all of its rights and obligations hereunder (except for any such rights or obligations under Sections 5.4, 5.13 and 5.16) to the Parent, and any such assignment shall relieve the Seller of all obligations under this Agreement, with the Parent to remain liable for all such obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. In the event that, following the Closing, (i) all or substantially all of the equity interests of Parent or any of its direct or indirect Subsidiaries, or (ii) all or substantially all of the assets of Parent or any of its direct or indirect Subsidiaries, are acquired by or transferred to (in each case whether with, by acquisition, merger, amalgamation or otherwise) another Person or

Persons (each such Person, a “Successor”), Parent and Seller shall (x) cause such Successor to agree in writing in the definitive documentation regarding such transaction to succeed to, abide by and comply with, Parent’s and Seller’s post-Closing obligations under Section 5.4(b), Section 5.13(b) and Section 5.16, and (y) seek to enforce compliance by the Successor of such obligations referenced in clause (x) when and as directed by the Purchaser acting reasonably.

10.7 Disclosure Schedule. The Disclosure Schedule shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

10.8 Governing Law.

(a) This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b) Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

10.9 Jury Trial. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES (TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW) ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHER, EACH OF THE PARTIES HERETO HEREBY CERTIFIES THAT NO REPRESENTATIVE OR AGENT OF ANY OTHER PARTY OR ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY OR PERSON WOULD NOT, IN THE EVENT OF SUCH ACTION OR PROCEEDING, SEEK TO ENFORCE THIS WAIVER OF RIGHT TO JURY TRIAL PROVISION. EACH OF THE PARTIES HERETO HEREBY ACKNOWLEDGES THAT THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY THIS SECTION 10.9.

10.10 Third Party Beneficiaries. Except as otherwise provided in Section 9.2, the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. Except for the Indemnified Persons, no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

10.11 Non-Merger. Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties shall not merge on and shall survive the Closing for the applicable explicit periods of time specified in Section 9.1.

10.12 Construction. The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against either party.

10.13 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or electronic transmission), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile, electronic transmission or otherwise) to the other parties.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Equity Purchase Agreement to be executed as of the date first written above by their officers thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ David P. Miller
Name:	David P. Miller
Title:	Senior Vice President General Counsel and Secretary

By:	/s/ Ben Colabrese
Name:	Ben Colabrese
Title:	Vice President, Corporate Development

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

By:	/s/ Andrew Day
Name:	Andrew Day
Title:	President and Chief Executive Officer

PRIMUS TELECOMMUNICATIONS CANADA INC.

By:	/s/ Andrew Day
Name:	Andrew Day
Title:	Chief Executive Officer

[Equity Purchase Agreement – Signature Page]

EXHIBIT A

FORM OF TRANSITION SERVICES AGREEMENT

EXHIBIT B

FORM OF ESCROW AGREEMENT

EXHIBIT C

FORM OF LICENSE AGREEMENT

EXHIBIT D

FORM OF COMMERCIAL AGREEMENTS

EXHIBIT E

FORM OF ADDENDUM TO ASSET PURCHASE AGREEMENT